Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

THE EMPIRE DISTRICT ELECTRIC COMPANY,

LIBERTY UTILITIES (CENTRAL) CO.

and

LIBERTY SUB CORP.

Dated as of February 9, 2016

i

ii

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 9, 2016, is by and among THE EMPIRE DISTRICT ELECTRIC COMPANY, a Kansas corporation (the “Company”), LIBERTY UTILITIES (CENTRAL) CO., a Delaware corporation (“Parent”), and LIBERTY SUB CORP., a Kansas corporation (“Merger Sub” and, together with the Company and Parent, the “Parties”).

RECITALS

WHEREAS, the Parties intend that, upon the terms and subject to the conditions set forth herein, at the Effective Time, Merger Sub will merge with and into the Company, with the Company surviving such merger;

WHEREAS, the board of directors of the Company (the “Company Board”) has (a) determined that it is in the best interests of the Company and its shareholders, and declared it advisable, for the Company to enter into this Agreement, (b) adopted this Agreement and approved the Company’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement and (c) resolved to recommend that the Company’s shareholders approve this Agreement;

WHEREAS, the board of directors of Parent has (a) determined that it is in the best interests of Parent and its shareholder, and declared it advisable, for Parent to enter into this Agreement and (b) adopted this Agreement and approved Parent’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement;

WHEREAS, the board of directors of Merger Sub has (a) determined that it is in the best interests of Merger Sub and its shareholder, and declared it advisable, for Merger Sub to enter into this Agreement, (b) adopted this Agreement and approved Merger Sub’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement and (c) resolved to recommend that Merger Sub’s sole shareholder, approve this Agreement;

WHEREAS, Parent has approved this Agreement by written consent in its capacity as the sole shareholder of Merger Sub; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and subject to the conditions set forth herein, and each intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE MERGER

SECTION 1.01                                      The Merger.  At the Effective Time, upon the terms and subject to the conditions set forth herein, Merger Sub shall be merged with and into the Company in accordance with the Kansas General Corporation Code (the “GCC”) and this Agreement (the “Merger”), and the separate corporate existence of Merger Sub shall cease.  The Company shall be the surviving corporation in the Merger (sometimes referred to herein as the “Surviving Corporation”).

SECTION 1.02                                      The Effective Time.  As soon as practicable on the Closing Date, the Company shall deliver to the Office of the Secretary of State of the State of Kansas a certificate of merger with respect to the Merger, in such form as is required by, and executed in accordance with, the relevant provisions of the GCC (the “Certificate of Merger”).  The Merger shall become effective at the time the Certificate of Merger is duly filed with the Office of the Secretary of State of the State of Kansas in accordance with the GCC or at such later time as is permissible in accordance with the GCC and, as the Parties may mutually agree, as specified in the Certificate of Merger (the time the Merger becomes effective, the “Effective Time”).

SECTION 1.03                                      The Closing.  Unless this Agreement has been terminated in accordance with Section 8.01, the consummation of the Merger (the “Closing”) shall take place at the offices of Cahill Gordon & Reindel LLP at 10:00 a.m.  New York City time on a date to be mutually agreed to by the Parties, which date shall be no later than the fifteenth Business Day after the satisfaction or waiver of the conditions to the Closing set forth in Article VII (except for those conditions to the Closing that by their terms are to be satisfied at the Closing but subject to the satisfaction or waiver of such conditions) unless another time, date or place is mutually agreed to in writing by the Parties.  The date on which the Closing occurs is referred to herein as the “Closing Date.”

SECTION 1.04                                      Effects of the Merger.  The Merger shall have the effects specified herein and in the applicable provisions of the GCC, including Article 67 thereof.

SECTION 1.05                                      Organizational Documents.  As of the Effective Time, the articles of incorporation of the Surviving Corporation shall be amended and restated to be the same as the articles of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended as provided therein and in accordance with applicable Law, except that the name of the Surviving Corporation shall be “The Empire District Electric Company”.  As of the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated to be the same as the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended as provided therein and in accordance with applicable Law, except that the name of the Surviving Corporation shall be The Empire District Electric Company”.

SECTION 1.06                                      Surviving Corporation Directors and Officers.  As of the Effective Time, (i) the directors of Merger Sub as of immediately prior to the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Company as of immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case until their successors have been duly elected or appointed or until their earlier death, resignation or removal.

ARTICLE II

EFFECT ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES AND BOOK-ENTRY SHARES

SECTION 2.01                                      Effect of Merger on Capital Stock.

(a)                                 Cancellation of Treasury Stock and Parent-Owned Stock; Dissenting Stockholders; Conversion of Company Common Stock; Conversion of Merger Sub Common Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or any holder of shares of Company Common Stock:

(i)                                     each share of common stock, $1.00 par value, of the Company (“Company Common Stock”) that is owned by (x) the Company as treasury stock, if any, each share of

Company Common Stock that is owned by a wholly owned Subsidiary of the Company, if any, and each share of Company Common Stock that is owned directly or indirectly by Guarantor or any of its Subsidiaries, if any, immediately prior to the Effective Time and (y) stockholder (“Dissenting Stockholders”) who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 17-6712 of the GCC (each share of Company Common Stock referred to in clause (x) or clause (y) being an “Excluded Share” and collectively, “Excluded Shares”) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor, subject to any rights the holder thereof may have under Section 2.02(i);

(ii)                                  subject to Section 2.01(b), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (except for the Excluded Shares) shall be converted automatically into the right to receive an amount in cash (without interest) equal to the Merger Consideration, payable as provided in Section 2.02, and, when so converted, shall automatically be canceled and retired and shall cease to exist;

(iii)                               each share of common stock, par value $1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, $1.00 par value, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(b)                                 Adjustments to Merger Consideration.  If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company (or any other securities convertible therefor or exchangeable thereto) shall occur as a result of any reclassification, stock split (including a reverse stock split), combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, or any similar event, the Merger Consideration and any other similarly dependent items shall be equitably adjusted to provide to Parent, Merger Sub, and the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action.

SECTION 2.02                                      Payment for Shares.

(a)                                 Paying Agent.  Prior to the Effective Time, Parent and the Company shall appoint Wells Fargo Bank, N.A. or such other Person as the Parties may mutual agree to act as paying agent (the “Paying Agent”) for the purpose of exchanging shares of Company Common Stock for the Merger Consideration in accordance with Section 2.01(a)(ii).  At or prior to the Effective Time, Parent shall irrevocably deposit or cause to be deposited with the Paying Agent, in trust for the benefit of the holders of Company Common Stock contemplated by Section 2.01(a)(ii), cash in an amount equal to the aggregate amount of the Merger Consideration pursuant to Section 2.01(a)(ii) (the “Payment Fund”).

(b)                                 Payment Procedures.

(i)                                     Promptly after the Effective Time (but no later than two (2) Business Days after the Effective Time), the Paying Agent will mail to each holder of record of a certificate representing outstanding shares of Company Common Stock immediately prior to the Effective Time (a “Certificate”) and to each holder of uncertificated shares of Company Common Stock represented by book entry immediately prior to the Effective Time (“Book-Entry Shares”), in each case, whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.01(a)(ii):

(1)                                 a letter of transmittal, which shall specify that delivery shall be effected, and that risk of loss and title to Certificates or Book-Entry Shares held by such holder will pass, only upon delivery of such Certificates or Book-Entry Shares to the Paying Agent and which shall be in form and substance reasonably satisfactory to Parent and the Company, and

(2)                                 instructions for use in effecting the surrender of such Certificates or Book-Entry Shares in exchange for the Merger Consideration with respect to such shares.

(ii)                                  Upon surrender to, and acceptance in accordance with Section 2.02(b)(iii) by, the Paying Agent of a Certificate or Book-Entry Share, the holder thereof will be entitled to the Merger Consideration payable in respect of the number of shares of Company Common Stock formerly represented by such Certificate or Book-Entry Share surrendered under this Agreement.

(iii)                               The Paying Agent will accept Certificates or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange of the Certificates and Book-Entry Shares in accordance with customary exchange practices.

(iv)                              From and after the Effective Time, no further transfers may be made on the records of the Company or its transfer agent of Certificates or Book-Entry Shares, and if any Certificate or Book-Entry Share is presented to the Company for transfer, such Certificate of Book-Entry Share shall be canceled against delivery of the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificate or Book-Entry Share.

(v)                                 If any Merger Consideration is to be remitted to a name other than that in which a Certificate or Book-Entry Share is registered, no Merger Consideration may be paid in exchange for such surrendered Certificate or Book-Entry Share unless:

(1)                                 either (A) the Certificate so surrendered is properly endorsed, with signature guaranteed, or otherwise in proper form for transfer or (B) the Book-Entry Share is properly transferred; and

(2)                                 the Person requesting such payment shall (A) pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of the Certificate or Book-Entry Share or (B) establish to the satisfaction of the Paying Agent that such Tax has been paid or is not payable.

(vi)                              At any time after the Effective Time until surrendered as contemplated by this Section 2.02, each Certificate or Book-Entry Share shall be deemed to represent only the right to receive upon such surrender the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificate or Book-Entry Share as contemplated by Section 2.01(a)(ii).  No interest will be paid or accrued for the benefit of holders of Certificates or Book-Entry Shares on the Merger Consideration payable in respect of the shares of Company Common Stock represented by Certificates or Book-Entry Shares.

(c)                                  No Further Ownership Rights in Company Common Stock.

(i)                                     At the Effective Time, each holder of a Certificate, and each holder of Book-Entry Shares, will cease to have any rights with respect to such shares of Company Common Stock, except, to the extent provided by Section 2.01, for the right to receive the Merger Consideration payable in respect of the shares of Company Common Stock formerly represented by such Certificate or Book-Entry Shares upon surrender of such Certificate or Book-Entry Share in accordance with Section 2.02(b);

(ii)                                  The Merger Consideration paid upon the surrender or exchange of Certificates or Book-Entry Shares in accordance with this Section 2.02 will be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificates or Book-Entry Shares.

(d)                                 Termination of Payment Fund.  The Paying Agent will deliver to the Surviving Corporation, upon the Surviving Corporation’s demand, any portion of the Payment Fund (including any interest and other income received by the Paying Agent in respect of all such funds) which remains undistributed to the former holders of Certificates or Book-Entry Shares upon expiration of the period ending one (1) year after the Effective Time.  Thereafter, any former holder of Certificates or Book-Entry Shares prior to the Merger who has not complied with this Section 2.02 prior to such time, may look only to the Surviving Corporation for payment of his, her or its claim for Merger Consideration to which such holder may be entitled.

(e)                                  Investment of Payment Fund.  The Paying Agent shall invest any cash in the Payment Fund if and as directed by Parent; provided that such investment shall be in obligations of, or guaranteed by, the United States of America, in commercial paper obligations of issuers organized under the Law of a state of the United States of America, rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Service, respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks with capital exceeding $10,000,000,000, or in mutual funds investing in such assets.  Any interest and other income resulting from such investments shall be paid to, and be the property of, Parent.  No investment losses resulting from investment of the Payment Fund shall diminish the rights of any of the Company’s shareholders to receive the Merger Consideration or any other payment as provided herein.  To the extent there are losses with respect to such investments or the Payment Fund diminishes for any other reason below the level required to make prompt cash payment of the aggregate funds required to be paid pursuant to the terms hereof, Parent shall reasonably promptly replace or restore the cash in the Payment Fund so as to ensure that the Payment Fund is at all times maintained at a level sufficient to make such cash payments.

(f)                                   No Liability.  None of the Company, Parent, Merger Sub, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any portion of the Payment Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g)                                  Withholding Taxes.  Each of Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Certificates, Book-Entry Shares, Time-Vested Restricted Stock Awards or Performance-Based Restricted Stock Awards such amounts as may be required to be deducted and withheld with respect to the making of such payment under applicable Tax Law.  Amounts so withheld and paid over to the appropriate taxing authority shall be treated for all purposes under this Agreement as having been paid to the holder of Certificates, Book-Entry Shares, Time-Vested Restricted Stock Awards or Performance-Based Restricted Stock Awards, as applicable, in respect of which such deduction or withholding was made.

(h)                                 Lost, Stolen or Destroyed Certificates.  If any Certificate formerly representing shares of Company Common Stock has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable and customary amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall deliver and pay, in exchange for such lost, stolen or destroyed certificate, the Merger Consideration payable in respect thereof pursuant to this Agreement.

(i)                                     Appraisal Rights.  No Person who has perfected a demand for appraisal rights pursuant to Section 17-6712 of the GCC shall be entitled to receive the Merger Consideration with respect to the shares of Company Common Stock owned by such Person unless and until such Person shall have effectively withdrawn or lost such Person’s right to appraisal under the GCC. Each Dissenting Stockholder shall be entitled to receive only the payment provided by Section 17-6712 of the GCC with respect to shares of Company Common Stock owned by such Dissenting Stockholder. The Company shall give Parent (i) prompt notice of any demands for appraisal, threatened demands for appraisal, attempted withdrawals of such demands, and any other instruments that are received by the Company relating to stockholders’ rights of appraisal (any of the foregoing, a “Demand”) and (ii) the opportunity to participate in and control all negotiations and proceedings with respect to any Demand. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any Demand, offer to settle or settle any such Demand.

SECTION 2.03                                      Equity Awards.

(a)                                 Each Time-Vested Restricted Stock Award that is outstanding immediately prior to the Effective Time shall be cancelled and converted, as of the Effective Time, into the right to receive a lump-sum cash payment equal to the product of (i)  the Merger Consideration, without interest, multiplied by (ii) the product of (1) the total number of shares of Company Common Stock underlying such Time-Vested Restricted Stock Award, multiplied by (2) the ratio equal to (x) the number of months through the Closing Date (rounding a fraction of a month to the next higher number of whole months) in the restricted period under such Time-Vested Restricted Stock Award, divided by (y) the total number of months in the restricted period under such Time-Vested Restricted Stock Award (the “Time-Vested Restricted Stock Consideration”).  All payments of Time-Vested Restricted Stock Consideration shall be made by the Surviving Corporation, less applicable Tax withholdings, as promptly as practicable following the Effective Time (and in all events no later than the later of (A) five (5) Business Days following the Closing Date and (B) the last day of the Surviving Corporation’s first regular payroll cycle following the Closing Date).

(b)                                 Each Performance-Based Restricted Stock Award that is outstanding immediately prior to the Effective Time shall be cancelled and converted, as of the Effective Time, into the right to receive a lump-sum cash payment equal to the product of (i) the Merger Consideration, without interest, multiplied by (ii) the total number of shares of Company Common Stock that would be earned for performance at target over the performance period under such Performance-Based Restricted Stock Award (the “Performance-Based Restricted Stock Consideration”).  All payments of Performance-Based Restricted Stock Consideration shall be made by the Surviving Corporation, less applicable Tax withholdings, as promptly as practicable following the Effective Time (and in all events no later than the later of (i) five (5) Business Days following the Closing Date and (ii) the last day of the Surviving Corporation’s first regular payroll cycle following the Closing).

(c)                                  Each Director Stock Unit that is outstanding immediately prior to the Effective Time shall be cancelled and converted, as of the Effective Time, into the right to receive an amount in cash equal to the Merger Consideration, payment of which amount shall be made by the Surviving Corporation at the time elected or provided pursuant to the terms and conditions of such Director Stock Unit, together with interest on the amount of such payment at the “U.S. Prime Rate” as quoted by the Wall

Street Journal in effect at the Effective Time for the period, if any, from the Effective Time until the date of payment of such amount.

(d)                                 Immediately prior to the Effective Time, the Employee Stock Purchase Plan and the right of any employee to continue participation in the Employee Stock Purchase Plan and any purchase period under the Employee Stock Purchase Plan then in effect shall terminate. Payment of all remaining, unused amounts credited to each participant’s account under the Employee Stock Purchase Plan, together with interest as provided in the Employee Stock Purchase Plan, shall be made by the Surviving Corporation to the applicable participant as promptly as practicable following the Effective Time.

(e)                                  Prior to the Effective Time, the Company Board or the appropriate committee thereof shall adopt resolutions providing for, and shall take any other actions that are necessary to effect, the treatment of the Time-Vested Restricted Stock Awards, the Performance-Based Restricted Stock Awards, the Director Share Units and the Employee Stock Purchase Plan as contemplated by this Section 2.03, including but not limited to obtaining participant consents (if necessary) with respect to outstanding Time-Vested Restricted Stock Awards, Performance-Based Restricted Stock Awards, and Director Share Units; provided, however, that notwithstanding any other provision hereof, in the event any participant consent is required but not obtained prior to the Effective Time with respect any outstanding award, such award shall be paid in cash in accordance with the applicable Company Benefit Plan.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the Company Reports publicly available and filed with or furnished to the SEC prior to the date of this Agreement (excluding any statements that are predictive, cautionary or forward-looking in nature) or (b) subject to Section 9.04(j), as set forth in the corresponding section of the disclosure letter delivered by the Company to Parent concurrently with the execution and delivery by the Company of this Agreement (the “Company Disclosure Letter”), the Company represents and warrants to Parent and Merger Sub as follows:

SECTION 3.01                                      Organization, Standing and Power.  Each of the Company and the Company’s Subsidiaries (the “Company Subsidiaries”) is duly organized, validly existing and in active status or good standing, as applicable, under the laws of the jurisdiction in which it is organized (in the case of active status or good standing, to the extent such jurisdiction recognizes such concept), except, in the case of the Company Subsidiaries, where the failure to be so organized, existing or in active status or good standing, as applicable, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Each of the Company and the Company Subsidiaries has all requisite entity power and authority to enable it to own, operate, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, except where the failure to have such power or authority would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Each of the Company and the Company Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership, operation or leasing of its properties make such qualification necessary, except in any such jurisdiction where the failure to be so qualified or licensed would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company has made available to Parent true and complete copies of the restated articles of incorporation of the Company in effect as of the date of this Agreement (the “Company Articles”) and the bylaws of the Company in effect as of the date of this Agreement (the “Company Bylaws”).

SECTION 3.02                                      Company Subsidiaries.  All the outstanding shares of capital stock or voting securities of, or other equity interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable and are owned by the Company, by another Company Subsidiary or by the Company and another Company Subsidiary, free and clear of (a) all pledges, liens, charges, mortgages, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”) and (b) any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except, in the case of the foregoing clauses (a) and (b), as imposed by this Agreement, the Organizational Documents of the Company Subsidiaries or applicable securities Laws.  Section 3.02 of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of the Company Subsidiaries.  The Company has made available to Parent true and complete copies of the articles of incorporation and bylaws (or equivalent Organizational Documents) of each Company Subsidiary in effect as of the date of this Agreement.  Neither the Company nor any Company Subsidiary owns any shares of capital stock or voting securities of, or other equity interests in, any Person other than the Company Subsidiaries.

SECTION 3.03                                      Capital Structure.

(a)                                 The authorized capital stock of the Company consists of (i) 100,000,000 shares of Company Common Stock, (ii) 2,500,000 shares of preference stock, including 500,000 shares of Series A Participating Preference Stock (“Preference Stock”) and (iii) 5,000,000 shares of $10.00 par value cumulative preferred stock (“Preferred Stock”).  At the close of business on February 8, 2016, (x) 43,763,120 shares of Company Common Stock were issued and outstanding, (y) no shares of Company Common Stock were held by the Company in its treasury and (z) no shares of Preference Stock or Preferred Stock were issued and outstanding.  At the close of business on February 8, 2016, an aggregate of 1,082,414 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Benefit Plans.  At the close of business on February 8, 2016, an aggregate of 125,284 shares of Company Common Stock were issuable on the vesting of outstanding Time-Vested Restricted Stock Awards and Performance-Based Restricted Stock Awards (assuming full satisfaction of the applicable service conditions and maximum attainment of the applicable performance goals).

(b)                                 All outstanding shares of Company Common Stock are validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any preemptive right.  Except as set forth in this Section 3.03 or Section 3.03(b) of the Company Disclosure Letter or pursuant to the terms of this Agreement, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (i) any capital stock of the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary or (ii) any warrants, calls, options or other rights to acquire from the Company or any Company Subsidiary, or any other obligation of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary (the foregoing clauses (i) and (ii), collectively, “Equity Securities”).  Except pursuant to the Company Benefit Plans, there are not any outstanding obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Equity Securities.  There is no outstanding Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company may vote (“Company Voting Debt”).  No Company Subsidiary owns any shares of Company Common Stock.

SECTION 3.04                                      Authority; Execution and Delivery; Enforceability.  The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its covenants and agreements hereunder and to consummate the Merger, subject, in the case of the Merger, to the receipt of the Company Shareholder Approval.  The Company Board has adopted resolutions, at a meeting duly called at which a quorum of directors of the Company was present, (a) determining that it is in the best interests of the Company and its shareholders, and declaring it advisable, for the Company to enter into this Agreement, (b) adopting this Agreement and approving the Company’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated thereby and (c) resolving to recommend that the Company’s shareholders approve this Agreement (the “Company Board Recommendation”) and directing that this Agreement be submitted to the Company’s shareholders for approval at a duly held meeting of such shareholders for such purpose (the “Company Shareholders Meeting”).  Such resolutions have not been amended or withdrawn as of the date of this Agreement.  Except for (i) the approval of this Agreement by the affirmative vote of the holders of a majority of all of the outstanding shares of Company Common Stock entitled to vote at the Company Shareholders Meeting (the “Company Shareholder Approval”) and (ii) the filing of the Certificate of Merger as required by the GCC, no other vote or corporate proceedings on the part of the Company or its shareholders are necessary to authorize, adopt or approve this Agreement or to consummate the Merger.  The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law) (the “Bankruptcy and Equity Exceptions”).

SECTION 3.05                                      No Conflicts; Consents.

(a)                                 The execution and delivery by the Company of this Agreement does not, and the performance by the Company of its covenants and agreements hereunder and the consummation of the Merger will not, (i) subject to obtaining the Company Shareholder Approval, conflict with, or result in any violation of any provision of, the Company Articles, the Company Bylaws or the Organizational Documents of any Company Subsidiary, (ii) subject to obtaining the Consents set forth in Section 3.05(a)(ii) of the Company Disclosure Letter (the “Company Required Consents”), conflict with, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Filed Company Contract or any material Permit applicable to the business of the Company and the Company Subsidiaries or (iii) subject to obtaining the Company Shareholder Approval and the Consents referred to in Section 3.05(b) and making the Filings referred to in Section 3.05(b), conflict with, or result in any violation of any provision of, any Judgment or Law, in each case, applicable to the Company or any Company Subsidiary or their respective properties or assets, except for, in the case of the foregoing clauses (ii) and (iii), any matter that would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and would not prevent or materially impede, interfere with or delay the consummation of the Merger.

(b)                                 No consent, waiver or Permit (“Consent”) of or from, or registration, declaration, notice or filing (“Filing”) made to or with, any Governmental Entity is required to be obtained or made by the Company or any Company Subsidiary in connection with the Company’s execution and delivery of this Agreement or its performance of its covenants and agreements hereunder or the consummation of the Merger, except for the following:

(i)                                     (1) the filing with the Securities and Exchange Commission (the “SEC”), in preliminary and definitive form, of the Proxy Statement and (2) the filing with the SEC of such reports under, and such other compliance with, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or the Securities Act of 1933, as amended (the “Securities Act”), and rules and regulations of the SEC promulgated thereunder, as may be required in connection with this Agreement or the Merger;

(ii)                                  compliance with, Filings under and the expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”);

(iii)                               the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Kansas and appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company are qualified to do business;

(iv)                              (1) Filings with, and the Consent of, the Federal Energy Regulatory Commission (the “FERC”) under Section 203 of the Federal Power Act (the “FPA”); (2) the CFIUS Approval, and Filings with respect thereto, (3) the Filings with, and the Consent of, the State Commissions, (4) pre-approvals of license transfers with the Federal Communications Commission (the “FCC”) and (5) and the other Filings and Consents set forth in Section 3.05(b)(iv) of the Company Disclosure Letter (the Consents and Filings set forth in Section 3.05(b)(ii) and this Section 3.05(b)(iv), collectively, the “Company Required Statutory Approvals”);

(v)                                 the Company Required Consents;

(vi)                              Filings and Consents as are required to be made or obtained under state or federal property transfer Laws or Environmental Laws; and

(vii)                           such other Filings or Consents the failure of which to make or obtain would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and would not prevent or materially impede, interfere with or delay the consummation of the Merger.

SECTION 3.06                                      Company Reports; Financial Statements.

(a)                                 The Company has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by the Company with the SEC since January 1, 2015 (such documents, together will all exhibits, financial statements, including the Company Financial Statements, and schedules thereto and all information incorporated therein by reference, but excluding the Proxy Statement, being collectively referred to as the “Company Reports”).  Each Company Report (i) at the time furnished or filed, complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act or the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company Report and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  Each of the consolidated financial statements of the Company included in the Company Reports (the “Company Financial Statements”) complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods and as of the dates involved (except as may be indicated in the notes thereto) and fairly present in all material respects, in accordance with GAAP, the consolidated financial position of the Company and the Company’s consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited quarterly financial statements, to normal year-end audit adjustments).

(b)                                 Neither the Company nor any Company Subsidiary has any liability of any nature that is required by GAAP to be set forth on a consolidated balance sheet of the Company and the Company Subsidiaries, except liabilities (i) reflected or reserved against in the most recent balance sheet (including the notes thereto) of the Company and the Company Subsidiaries included in the Company Reports filed prior to the date hereof, (ii) incurred in the ordinary course of business after September 30, 2015 (the “Balance Sheet Date”), (iii) incurred in connection with the Merger or any other transaction or agreement contemplated by this Agreement or (iv) that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)                                  The Company maintains a system of “internal control over financial reporting” (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act).  Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP in all material respects.  Except as has not had, and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company maintains “disclosure controls and procedures” required by Rule 13a-15 or 15d-15 under the Exchange Act that are effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents and (ii) the Company has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Company Board (1) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (2) any fraud, known to the Company, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

SECTION 3.07                                      Absence of Certain Changes or Events.  From the Balance Sheet Date to the date of this Agreement, each of the Company and the Company Subsidiaries has conducted its respective business in the ordinary course of business in all material respects, and during such period there has not occurred any fact, circumstance, effect, change, event or development that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 3.08                                      Taxes.

(a)                                 Except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)                                     (1) each of the Company and each Company Subsidiary has timely filed, taking into account any extensions, all Tax Returns required to have been filed and such Tax Returns are accurate and complete in all respects and (2) all Taxes due on such Tax Returns have been timely paid in full;

(ii)                                  (1) neither the Company nor any Company Subsidiary has received written notice of any audit, examination, investigation or other proceeding from any taxing authority for any amount of unpaid Taxes asserted against the Company or any Company Subsidiary that have not been fully paid or settled and (2) with respect to any tax years open for audit as of the date hereof, neither the Company nor any Company Subsidiary has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax;

(iii)                               neither the Company nor any Company Subsidiary had any liabilities for unpaid Taxes as of the date of the latest balance sheet included in the Company Financial Statements that had not been accrued or reserved on such balance sheet in accordance with GAAP and (2) neither the Company nor any Company Subsidiary has incurred any liability for Taxes since the date of the latest balance sheet included in the Company Financial Statements except in the ordinary course of business;

(iv)                              neither the Company nor any Company Subsidiary has any liability for Taxes of any Person (except for the Company or any Company Subsidiary) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign Law, or as a transferee or successor, by contract or otherwise;

(v)                                 neither the Company nor any Company Subsidiary is a party to or is otherwise bound by any Tax sharing, allocation or indemnification agreement or arrangement, except for such an agreement or arrangement (1) exclusively between or among the Company and Company Subsidiaries, or (2) with customers, vendors, lessors or other third parties entered into in the ordinary course of business and not primarily related to Taxes;

(vi)                              within the past three (3) years, neither the Company nor any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code;

(vii)                           neither the Company nor any Company Subsidiary has engaged in any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2) or Treasury Regulations Section 301.6111-2(b) in any tax year for which the statute of limitations has not expired;

(viii)                        Neither the Company nor any Company Subsidiary will be required, for income Tax purposes for any taxable period ending after the Closing Date, to include in its taxable income any item of income or gain or to exclude from its taxable income any item of deduction or loss as a result of any (i) change in method of accounting under Section 48l(c) of the Code (or any corresponding or similar provision of state, local or foreign law) for a taxable period ending on or prior to the Closing Date, (ii) closing agreement under Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition occurring on or prior to the Closing Date or (iv) prepaid amount received on or prior to the Closing Date; and

(ix)                              No written claim has been received in the last three years by the Company or any Company Subsidiary from a taxing authority in a jurisdiction where the Company or Company Subsidiary does not file Tax Returns that the Company or Company Subsidiary is or may be subject to taxation by that jurisdiction or should have been included in a combined, consolidated, affiliated, unitary or other group Tax Return of that jurisdiction.

(b)                                 Except to the extent Section 3.09 relates to Taxes, the representations and warranties contained in this Section 3.08 are the sole and exclusive representations and warranties of the

Company relating to Taxes, and no other representation or warranty of the Company contained herein shall be construed to relate to Taxes.

SECTION 3.09                                      Employee Benefits.

(a)                                 Section 3.09(a) of the Company Disclosure Letter sets forth a complete and accurate list, as of the date of this Agreement, of each material Company Benefit Plan and each material Company Benefit Agreement.

(b)                                 With respect to each material Company Benefit Plan and material Company Benefit Agreement, the Company has made available to Parent, to the extent applicable, complete and accurate copies of (i) the plan document (or, if such arrangement is not in writing, a written description of the material terms thereof), including any amendment thereto and any summary plan description thereof, (ii) each trust, insurance, annuity or other funding Contract related thereto, (iii) the most recent audited financial statement and actuarial or other valuation report prepared with respect thereto, (iv) the most recent annual report on Form 5500 required to be filed with the Internal Revenue Service (the “IRS”) with respect thereto and (v) the most recently received IRS determination letter or opinion.  No Company Benefit Plan or Company Benefit Agreement is maintained outside the jurisdiction of the United States, or covers any Company Personnel residing or working outside of the United States.

(c)                                  Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Benefit Plan and each Company Benefit Agreement has been maintained in compliance with its terms and with the requirements prescribed by ERISA, the Code and all other applicable Laws, (ii) there are no pending or, to the Knowledge of the Company, threatened proceedings against any Company Benefit Plan or Company Benefit Agreement or any fiduciary thereof, or the Company or any Company Subsidiary with respect to any Company Benefit Plan or Company Benefit Agreement and (iii) all contributions, reimbursements, premium payments and other payments required to be made by the Company or any Company Commonly Controlled Entity to any Company Benefit Plan have been made on or before their applicable due dates.  Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Commonly Controlled Entity has engaged in, and to the Knowledge of the Company, there has not been, any non-exempt transaction prohibited by ERISA or by Section 4975 of the Code with respect to any Company Benefit Plan or Company Benefit Agreement or their related trusts that would reasonably be expected to result in a liability of the Company or a Company Commonly Controlled Entity. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Company Benefit Plan or Company Benefit Agreement is under audit or is the subject of an administrative proceeding by the IRS, the Department of Labor, or any other Governmental Entity, nor has the Company received written notice of the commencement of any such audit or other administrative proceeding.

(d)                                 Section 3.09(d) of the Company Disclosure Letter sets forth each Company Benefit Plan and Company Benefit Agreement that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code.  No Company Benefit Plan or Company Benefit Agreement is a multiemployer plan, as defined in Section 3(37) of ERISA, or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA, and neither the Company nor any Company Commonly Controlled Entity has contributed to or been obligated to contribute to any such plan within the six years preceding this Agreement.  Except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Commonly Controlled Entity has incurred any Controlled Group Liability (as defined below) that has not been satisfied in full nor do any circumstances exist that could reasonably be expected to give rise to any Controlled Group Liability (except for the payment of premiums to the Pension Benefit Guaranty Corporation).  For the purposes of this Agreement, “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412, 430 and 4971 of the Code or (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

(e)                                  Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and such plan has received a currently effective favorable determination letter or opinion to that effect from the IRS and, to the Knowledge of the Company, there is no reason why any such determination letter should be revoked or not be reissued.

(f)                                   Except for any liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has any liability for providing health, medical or other welfare benefits after retirement or other termination of employment, except for coverage or benefits required to be provided under Section 4980(B)(f) of the Code or applicable Law.

(g)                                  Except as expressly provided in this Agreement or as set forth in Section 3.09(g) of the Company Disclosure Letter, none of the execution and delivery of this Agreement, the performance by either party of its covenants and agreements hereunder or the consummation of the Merger (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will (i) entitle any Company Personnel to any material compensation or benefit, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any material compensation or benefit or trigger any other material obligation under any Company Benefit Plan or Company Benefit Agreement or (iii) result in any payment that could, individually or in combination with any other such payment, not be deductible under Section 280G of the Code.

(h)                                 The representations and warranties contained in this Section 3.09 are the sole and exclusive representations and warranties of the Company relating to Company Benefit Plans or Company Benefit Agreements (including their compliance with any applicable Law) or ERISA, and no other representation or warranty of the Company contained herein shall be construed to relate to Company Benefit Plans or Company Benefit Agreements (including their compliance with any applicable Law) or ERISA.

SECTION 3.10                                      Labor and Employment Matters.  Except as set forth in Section 3.10 of the Company Disclosure Letter, neither the Company nor any Company Subsidiary is party to any collective bargaining agreement or similar labor union Contract with respect to any of their respective employees (the Contracts set forth in Section 3.10 of the Company Disclosure Letter, the “Company Union Contracts”).  To the Knowledge of the Company, no employees of the Company or any Company Subsidiary are represented by any other labor union with respect to their employment for the Company or any Company Subsidiary.  To the Knowledge of the Company, except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) there are no labor union representation or certification proceedings with respect to employees of the Company or any Company Subsidiary pending or threatened in writing to be brought or filed with the National Labor Relations Board, and (b) there are no labor union organizing activities, with respect to employees of the Company or any Company Subsidiary.  From the Balance Sheet Date until the date of this Agreement, except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there have been no labor union strikes, slowdowns, work stoppages or lockouts or other material labor disputes pending or threatened in writing against or affecting the Company or any Company Subsidiary.

SECTION 3.11                                      Litigation.  There is no Claim before any Governmental Entity pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  There is no Judgment outstanding against or, to the Knowledge of the Company, investigation by any Governmental Entity of the Company or any Company Subsidiary or any of their respective properties or assets that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  This Section 3.11 does not relate to Taxes; Company Benefit Plans or Company Benefit Agreements (including their compliance with any applicable Law) or ERISA; or environmental matters; or Intellectual Property, which are addressed in Sections 3.08, 3.09, 3.14 and 3.17, respectively.

SECTION 3.12                                      Compliance with Applicable Laws.  Except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries are in compliance with all applicable Laws and all Permits applicable to the business and operations of the Company and the Company Subsidiaries.  This Section 3.12 does not relate to Taxes; Company Benefit Plans or Company Benefit Agreements (including their compliance with any applicable Law) or ERISA; or environmental matters; or Intellectual Property, which are addressed in Sections 3.08, 3.09, 3.14 and 3.17, respectively.

SECTION 3.13                                      Takeover Statutes.  Assuming that the representations and warranties of Parent and Merger Sub contained in Section 4.09 are true and correct, the Merger is not subject to any “fair price,” “moratorium,” “control-share acquisition,” “affiliated transaction” or any other antitakeover statute or regulation (each, a “Takeover Statute”) or any antitakeover provision in the Company Articles or Company Bylaws.

SECTION 3.14                                      Environmental Matters.

(a)                                 Except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)                                     the Company and the Company Subsidiaries are in compliance with all Environmental Laws;

(ii)                                  with respect to Permits under Environmental Law that are necessary to conduct the respective operations of the Company or the Company Subsidiaries as currently conducted (“Environmental Permits”), (1) the Company and each of the Company Subsidiaries have obtained and are in compliance with, or have filed timely applications for, all such Environmental Permits, (2) all such Environmental Permits are valid and in good standing and (3) neither the Company nor any Company Subsidiary has received written notice from any Governmental Entity seeking to modify, revoke or terminate, any such Environmental Permits;

(iii)                               there are no Environmental Claims pending or, to the Knowledge of the Company, threatened in writing against the Company or any Company Subsidiary; and

(iv)                              to the Knowledge of the Company, there are and have been no Releases of Hazardous Materials at any property currently owned, leased or operated by the Company or any Company Subsidiary that would reasonably be expected to form the basis of any Environmental Claim against the Company or any Company Subsidiary.

(b)                                 The representations and warranties contained in this Section 3.14 are the sole and exclusive representations and warranties of the Company relating to Environmental Permits, Environmental Laws, Environmental Claims, Releases, Hazardous Materials or other environmental matters.

SECTION 3.15                                      Contracts.

(a)                                 Except for this Agreement, Company Benefit Plans and Company Benefit Agreements, as of the date of this Agreement, neither the Company nor any Company Subsidiary is a party to any Contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (a “Filed Company Contract”) that has not been so filed.

(b)                                 Except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Filed Company Contract is a valid, binding and legally enforceable obligation of the Company or one of the Company Subsidiaries, as the case may be, and, to the Knowledge of the Company, of the other parties thereto, subject in all respects to the Bankruptcy and Equity Exceptions, (ii) to the Knowledge of the Company, each such Filed Company Contract is in full force and effect and (iii) as of the date hereof, none of the Company or any Company Subsidiary is (with or without notice or lapse of time, or both) in breach or default under any such Filed Company Contract and, to the Knowledge of the Company, no other party to any such Filed Company Contract is (with or without notice or lapse of time, or both) in breach or default thereunder.

SECTION 3.16                                      Real Property.  Except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and the Company Subsidiaries has either good title, in fee or valid leasehold, easement or other rights, to the land, buildings, wires, pipes, structures and other improvements thereon and fixtures thereto necessary to permit it to conduct its business as currently conducted.  This Section 3.16 does not relate to environmental matters; or Intellectual Property, which are addressed in Section 3.14 and Section 3.17, respectively.

SECTION 3.17                                      Intellectual Property.

(a)                                 Except as would not have or would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, (i) the Company and the Company Subsidiaries have the right to use all material Intellectual Property used in their business as presently conducted, and (ii) no person is violating any material Intellectual Property owned by the Company and the Company Subsidiaries.

(b)                                 The representations and warranties contained in this Section 3.17 are the sole and exclusive representations and warranties of the Company relating to Intellectual Property, and no other representation or warranty of the Company contained herein shall be construed to relate to Intellectual Property.

SECTION 3.18                                      Insurance.  As of the date hereof, except as would not have or would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, all material fire and casualty, general liability, director and officer, and business interruption insurance policies maintained by the Company or any of its Subsidiaries (“Insurance Policies”) are in full force and effect and all premiums due with respect to all Insurance Policies have been paid.

SECTION 3.19                                      Regulatory Status.

(a)                                 Except as set forth in Section 3.19(a)(i) of the Company Disclosure Letter, none of the Company Subsidiaries is regulated as a public utility under the FPA.  Except for the Company Subsidiaries set forth in Section 3.19(a)(ii) of the Company Disclosure Letter (the “Utility Subsidiaries”), none of the Company Subsidiaries are regulated as a public utility or gas utility under the applicable Law of any state.

(b)                                 All filings (except for immaterial filings) required to be made by the Company or any Company Subsidiary since January 1, 2015, with the FERC, the FCC and the State Commissions, as the case may be, have been made, including all forms, statements, reports, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs and related documents, and all such filings complied, as of their respective dates, with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder, except for filings the failure of which to make or the failure of which to make in compliance with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 3.20                                      Brokers’ Fees and Expenses.  Except for the Person set forth in Section 3.20 of the Company Disclosure Letter (such Person, the “Company Financial Advisor”), the fees and expenses of which will be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company.

SECTION 3.21                                      Opinion of Financial Advisor.  The Company Board has received an opinion of the Company Financial Advisor to the effect that, as of the date of such opinion and based upon and subject to the various matters, limitations, qualifications and assumptions set forth therein, the Merger Consideration to be paid to the holders of shares of Company Common Stock pursuant to this Agreement is fair from a financial point of view to such holders.

SECTION 3.22                                      No Additional Representations.  Except for the representations and warranties expressly set forth in Article IV (as modified by the Parent Disclosure Letter), the Company specifically acknowledges and agrees that neither Parent nor any of its Affiliates, Representatives or shareholders or any other Person makes, or has made, any other express or implied representation or warranty whatsoever (whether at law (including at common law or by statute) or in equity).  Except for the representations and warranties expressly set forth in this Article III (as modified by the Company Disclosure Letter), the Company hereby expressly disclaims and negates (a) any other express or implied representation or warranty whatsoever (whether at law (including at common law or by statute) or in equity), including with respect to (i) the Company or the Company Subsidiaries or any of the Company’s or the Company’s Subsidiaries respective businesses, assets, employees, Permits, liabilities, operations, prospects or condition (financial or otherwise) or (ii) any opinion, projection, forecast, statement, budget, estimate, advice or other information (including information with respect to filings with and consents of any Governmental Entity (including the FERC, the FCC and the State Commissions) or information with respect to the future revenues, results or operations (or any component thereof), cash flows, financial condition (or any component thereof) or the future business and operations of the Company or the Company Subsidiaries, as well as any other business plan and cost-related plan information of the Company or the Company Subsidiaries), made, communicated or furnished (orally or in writing), or to be made, communicated or furnished (orally or in writing), to Parent, its Affiliates or its Representatives, in each case, whether made by the Company or any of its Affiliates, Representatives or shareholders or any other Person (this clause (ii), collectively, “Company Projections”) and (b) all liability and responsibility for any such other representation or warranty or any such Company Projection.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the disclosure letter delivered by Parent to the Company concurrently with the execution and delivery by Parent and Merger Sub of this Agreement (the “Parent Disclosure Letter”), Parent and Merger Sub represent and warrant to the Company as follows:

SECTION 4.01                                      Organization, Standing and Power.  Each of Parent and Merger Sub is duly organized, validly existing and in active status or good standing, as applicable, under the laws of the jurisdiction in which it is organized (in the case of active status or good standing, to the extent such jurisdiction recognizes such concept).  Each of Parent and Merger Sub has all requisite entity power and authority to own, operate, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, except where the failure to have such power or authority would not have or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  Each of Parent and Merger Sub is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership, operation or leasing of its properties make such qualification necessary, except in any such jurisdiction where the failure to be so qualified or licensed would not have or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 4.02                                      Authority; Execution and Delivery; Enforceability.  Each of Parent and Merger Sub has all requisite power and authority to execute and deliver this Agreement, to perform its covenants and agreements hereunder and to consummate the Merger.  The board of directors of Parent has adopted resolutions (a) determining that it is in the best interests of Parent and its shareholders, and declaring it advisable, for Parent to enter into this Agreement and (b) adopting this Agreement and approving Parent’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement.  Such resolutions have not been amended or withdrawn as of the date of this Agreement.  The board of directors of Merger Sub has adopted resolutions determining that it is in the best interests of Merger Sub and its shareholder, and declaring it advisable, for Merger Sub to enter into this Agreement, (ii) adopting this Agreement and approving Merger Sub’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement and (iii) resolving to recommend that Parent, in its capacity as the sole shareholder of Merger Sub, approve this Agreement.  Such resolutions have not been amended or withdrawn as of the date of this Agreement.  No other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Merger.  Parent and Merger Sub have duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes the legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against it in accordance with its terms, subject in all respects to the Bankruptcy and Equity Exceptions.

SECTION 4.03                                      No Conflicts; Consents.

(a)                                 The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance by each of Parent and Merger Sub of its covenants and agreements and the consummation of the Merger will not, (i) conflict with, or result in any violation of any provision of, the Organizational Documents of Parent or Merger Sub, (ii) subject to obtaining the Consents set forth in Section 4.03(a)(ii) of the Parent Disclosure Letter (the “Parent Required Consents” and, together with the Company Required Consents, the “Required Consents”), conflict with, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any material Contract to which Parent or Merger Sub is a party or by which any of their respective properties or assets is bound or any material Permit applicable to the business of Parent and its Affiliates or (iii) subject to obtaining the Consents referred to in Section 4.03(b) and making the Filings referred to in Section 4.03(b), conflict with, or result in any violation of any provision of, any Judgment or Law, in each case, applicable to Parent or Merger Sub or their respective properties or assets, except for, in the case of the foregoing clauses (ii) and (iii), any matter that would not have or would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)                                 No Consent of or from, or Filing made to or with, any Governmental Entity, is required to be obtained or made by Parent or any Affiliate of Parent in connection with Parent’s and Merger Sub’s execution and delivery of this Agreement or their performance of their covenants and agreements hereunder or the consummation of the Merger, except for the following:

(i)                                     compliance with, Filings under and the expiration of any applicable waiting period under the HSR Act;

(ii)                                  (1) Filings with, and the Consent of, the FERC under Section 203 of the FPA, (2) the CFIUS Approval, and Filings with respect thereto, (3) the Filings with, and the Consent of, the State Commissions, (4) pre-approvals of license transfers with the FCC, and (5) and the other Filings and Consents set forth in Section 4.03(b)(ii) of the Parent Disclosure Letter (the Consents and Filings set forth in Section 4.03(b)(i) and this Section 4.03(b)(ii), collectively, the “Parent Required Statutory Approvals” and, together with the Company Required Statutory Approvals, the “Required Statutory Approvals”);

(iii)                               the Parent Required Consents;

(iv)                              the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Kansas and appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company are qualified to do business;

(v)                                 Filings and Consents as are required to be made or obtained under state or federal property transfer Laws or Environmental Laws; and

(vi)                              such other Filings and Consents the failure of which to make or obtain would not have or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 4.04                                      Litigation.  There is no Claim before any Governmental Entity pending or, to the Knowledge of Parent, threatened against Parent, Merger Sub or any Affiliate of Parent that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  There is no Judgment outstanding against or, to the Knowledge of Parent, investigation by any Governmental Entity of Parent, Merger Sub or any Affiliate of Parent or any of their respective properties or assets that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 4.05                                      Compliance with Applicable Laws.  Except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and Merger Sub are in compliance with all applicable Laws and material Permits applicable to the business and operations of Parent and Parent’s Affiliates.

SECTION 4.06                                      Financing.  Parent has delivered to the Company true and complete fully executed copies of (a) the commitment letter, dated as of February 3, 2016, among Guarantor and Canadian Imperial Bank of Commerce, The Bank of Nova Scotia, JPMorgan Chase Bank, N.A., Wells Fargo Bank, National Association, and Wells Fargo Securities, LLC (the “Commitment Letter”) and (b) the fee letter, among Guarantor and Canadian Imperial Bank of Commerce, The Bank of Nova Scotia, JPMorgan Chase Bank, N.A., Wells Fargo Bank, National Association, and Wells Fargo Securities, LLC, dated as of  February 3, 2016 (as redacted to remove only the fee amounts, pricing caps, the rates and amounts included in the “market flex,” the “Redacted Fee Letter”), in each case, including all exhibits, schedules, annexes and amendments to such letters in effect as of the date of this Agreement (collectively, the “Debt Letters”), pursuant to which and subject to the terms and conditions thereof, each of the parties thereto (other than Guarantor) have severally committed to lend the amounts set forth therein to Guarantor (the provision of such funds as set forth therein, the “Financing”) for the purposes set forth in such Debt Letters.  The Debt Letters have not been amended, restated or otherwise modified or waived prior to the execution and delivery of this Agreement, and the respective commitments contained in the Debt Letters have not been withdrawn, rescinded, amended, restated or otherwise modified in any respect prior to the execution and delivery of this Agreement.  As of the execution and delivery of this Agreement, the Debt Letters are in full force and effect and constitute the legal, valid and binding obligation of each of Guarantor and the other parties thereto, subject in each case to the Bankruptcy and Equity Exceptions.  There are no conditions precedent or contingencies directly or indirectly related to the funding of the Financing pursuant to the Debt Letters, other than as expressly set forth in the Debt Letters.  At the Closing, Parent and Merger Sub will have sufficient funds to pay all of Parent’s and Merger Sub’s obligations under this Agreement, including the payment of the Merger Consideration and all fees and expenses expected to be incurred in connection therewith.  As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Guarantor under the Debt Letters or any other party to the Debt Letters.  As of the date of this Agreement, except for any agreements relating to any alternative equity capital markets financing (which agreements do not contain any terms that would adversely affect the conditionality, enforceability, termination, principal amount or availability of the Financing), there are no side letters or other agreements, Contracts, arrangements or understandings (written or oral) directly or indirectly related to the funding of the Financing other than as expressly set forth in the Debt Letters.  Guarantor has fully paid all commitment fees or other fees required to be paid on or prior to the date of this Agreement in connection with the Financing.  As of the date of this Agreement, Parent (1) is not aware of any fact, event or other occurrence that makes any of the representations or warranties of Guarantor in any of the Debt Letters inaccurate in any material respect and (2) has no reason to believe that any of the conditions to the Financing contemplated by the Debt Letters will not be satisfied on a timely basis or that the Financing contemplated by the Debt Letters will not be made available on the Closing Date.

SECTION 4.07                                      Brokers’ Fees and Expenses.  Except for any Person set forth in Section 4.07 of the Parent Disclosure Letter, the fees and expenses of which will be paid by Parent or its Affiliates, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent or Merger Sub or any of their Affiliates.

SECTION 4.08                                      Merger Sub.  The authorized capital stock of Merger Sub consists of 10,000 shares of common stock, par value $1.00 per share.  All outstanding shares of capital stock of Merger Sub are duly authorized, validly issued, fully paid and nonassessable.  Parent owns all of the outstanding shares of capital stock of Merger Sub.  Guarantor owns, directly or indirectly, all of the outstanding shares of capital stock of Parent.  Merger Sub has been incorporated solely for the purpose of merging with and into the Company and taking action incident to the Merger and this Agreement.  Merger Sub has no assets, liabilities or obligations and has not, since the date of its formation, carried on any business or conducted any operations, except, in each case, as arising from the execution of this Agreement, the performance of its covenants and agreements hereunder and matters ancillary thereto.  Parent has approved this Agreement by written consent in its capacity as the sole shareholder of Merger Sub.

SECTION 4.09                                      Ownership of Company Common Stock; Related Person.  Neither Parent, any Subsidiary of Parent nor any other Affiliate of Parent (i) “beneficially owns” (as such term is defined for purposes of Section 13(d) of the Exchange Act) any shares of Company Common Stock or any other Equity Securities or (ii) is a “related person” (as defined in Item 404 of Regulation S-K of the Securities Act) of the Company.  Neither Parent, any Subsidiary of Parent nor any of their respective Affiliates are a Person referred to in GCC Section 17-6712.

SECTION 4.10                                      Regulatory Status.  Guarantor is, and prior to the Effective Time Parent may become, a public utility holding company under the Public Utility Holding Company Act of 2005 (“PUHCA 2005”).  Merger Sub is not a public utility holding company under PUHCA 2005.

SECTION 4.11                                      Guarantee.  Concurrently with the execution of this Agreement, Parent has delivered to the Company a guaranty (the “Guarantee”), dated the date hereof, of the Guarantor, guaranteeing the obligations of Parent.  The Guarantee is valid and in full force and effect and constitutes the valid and binding obligation of the Guarantor, enforceable in accordance with its terms.

SECTION 4.12                                      No Additional Representations.  Except for the representations and warranties expressly set forth in Article III (as modified by the Company Disclosure Letter), each of Parent and Merger Sub (a) specifically acknowledges and agrees that neither the Company nor any of its Affiliates, Representatives or shareholders nor any other Person makes, or has made, any other express or implied representation or warranty whatsoever (whether at law (including at common law or by statute) or in equity), including with respect to the Company or the Company Subsidiaries or any of the Company’s or the Company’s Subsidiaries respective businesses, assets, employees, Permits, liabilities, operations, prospects, condition (financial or otherwise) or any Company Projection, and hereby expressly waives and relinquishes any and all rights, Claims or causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) based on, arising out of or relating to any such other representation or warranty or any Company Projection, (b) specifically acknowledges and agrees to the Company’s express disclaimer and negation of any such other representation or warranty or any Company Projection and of all liability and responsibility for any such other representation or warranty or any Company Projection and (c) expressly waives and relinquishes any and all rights, Claims and causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) against (i) the Company in connection with accuracy, completeness or materiality of any Company Projection and (ii) any Affiliate of the Company or any of the Company’s or any such Affiliate’s respective Representatives or shareholders or any other Person, and hereby specifically acknowledges and agrees that such Persons shall have no liability or obligations, based on, arising out of or relating to this Agreement or the negotiation, execution, performance or subject matter hereof, including (1) for any alleged nondisclosure or misrepresentations made by any such Person or (2) in connection with accuracy, completeness or materiality of any Company Projection.  Each of Parent and Merger Sub acknowledges and agrees that (A) it has conducted to its satisfaction its own independent investigation of the transactions contemplated hereby (including with respect to the Company and the Company Subsidiaries and their respective businesses, operations, assets and liabilities) and, in making its determination to enter into this Agreement and proceed with the transactions contemplated hereby, has relied solely on the results of such independent investigation and the representations and warranties of the Company expressly set forth in Article III (as modified by the Company Disclosure Letter), and (B) except for the representations and warranties of the Company expressly set forth in Article III (as modified by the Company Disclosure Letter), it has not relied on, or been induced by, any representation, warranty or other statement of or by the Company or any of its Affiliates, Representatives or shareholders or any other Person, including any Company Projection or with respect to the Company or the Company Subsidiaries or any of the Company’s or the Company’s Subsidiaries respective businesses, assets, employees, Permits, liabilities, operations, prospects or condition (financial or otherwise) or any Company Projection, in determining to enter into this Agreement and proceed with the transactions contemplated hereby.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

SECTION 5.01                                      Conduct of Business.

(a)                                 Conduct of Business by the Company.  Except for matters set forth in Section 5.01 of the Company Disclosure Letter or otherwise contemplated or required by this Agreement, or as required by a Governmental Entity (including pursuant to a Judgment issued by the FERC, the FCC or any State Commission) or by applicable Law, or as contemplated by the Proceedings, or with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement until the Effective Time, the Company shall use commercially reasonable efforts to, and to cause each Company Subsidiary to, (x) conduct its business in the ordinary course of business in all material respects and (y) to the extent consistent with the foregoing clause (x), preserve intact, in all material respects, its business organization and existing relationships with Governmental Entities.  In addition, and without limiting the generality of the foregoing, except as set forth in the Company Disclosure Letter or otherwise contemplated or required by this Agreement, or as required by a Governmental Entity (including pursuant to a Judgment issued by the FERC, the FCC or any State Commission) or by applicable Law, or as contemplated by the Proceedings, or with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement until the Effective Time, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following:

(i)                                     declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, except for (1) quarterly cash dividends payable by the Company or any Company Subsidiary in respect of shares of Company Common Stock on a schedule and in an amount per share of Company Common Stock consistent with the Company’s past practices but without increase in the amount per share, (2) dividends and distributions by a direct or indirect Company Subsidiary to its parent and (3) a “stub period” dividend to holders of record of Company Common Stock as of immediately prior to the Effective Time equal to the product of (A) the number of days from the record date for payment of the last quarterly dividend paid by the Company prior to the Effective Time, multiplied by (B) a daily dividend rate determined by dividing the amount of the last quarterly dividend prior to the Effective Time by ninety-one (91);

(ii)                                  amend any of its Organizational Documents (except for immaterial or ministerial amendments);

(iii)                               except as permitted by Section 5.01(a)(v) or for transactions among the Company and the Company Subsidiaries or among the Company Subsidiaries, split, combine, consolidate, subdivide or reclassify any of its capital stock, other equity interests or voting securities, or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities;

(iv)                              repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, except for (1) the acquisition by the Company of shares of Company Common Stock in the open market to satisfy its obligations under all Company Benefit Plans or under the Company’s dividend reinvestment and direct stock purchase plan (the “Company DRIP”), (2) the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to awards granted pursuant to the Company Benefit Plans and (3) the acquisition by the Company of awards granted pursuant to the Company Benefit Plans in connection with the forfeiture of such awards;

(v)                                 issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any Equity Securities or Company Voting Debt, in each case, except for the issuance of (1) Equity Securities pursuant to the Company Benefit Plans as permitted by Section 5.01(a)(vi), (2) shares of Company Common Stock pursuant to Director Stock Units, Time-Vested Restricted Stock Awards and Performance-Based Restricted Stock Awards outstanding on the date of this Agreement and in accordance with their terms on the date of this Agreement or granted after the date of this Agreement pursuant to the foregoing clause (1), or (3) shares of Company Common Stock under the Company DRIP;

(vi)                              (1) grant to any Company Personnel any increase in compensation or benefits except in the ordinary course of business and consistent with past practices, (2) grant to Company Personnel increases, in the aggregate, in change-in-control, severance, retention or termination pay, (3) enter into or amend any change-in-control, severance, retention or termination agreement with any Company Personnel, except in order to effect changes permitted by clause (2) of this Section 5.01(a)(vi), (4) establish, adopt, enter into, amend in any material respect or terminate any Company Union Contract or Company Benefit Plan or Company Benefit Agreement (or any plan or agreement that would be a Company Union Contract, Company Benefit Plan or Company Benefit Agreement if in existence on the date hereof), in each case, except in the ordinary course of business consistent with past practices or (5) take any action to accelerate the time of vesting, funding or payment of any compensation or benefits under any Company Benefit Plan or Company Benefit Agreement, except in the case of the foregoing clauses (1) through (5) for actions required pursuant to the terms of any Company Benefit Plan or Company Benefit Agreement existing on the date hereof, or as required by the terms and conditions of this Agreement;

(vii)                           make any material change in financial accounting methods, principles or practices, except to the extent as may have been required by a change in applicable Law or GAAP or by any Governmental Entity (including the SEC or the Public Company Accounting Oversight Board);

(viii)                        make any acquisition or disposition of a material asset or business (including by merger, consolidation or acquisition of stock or assets), except for (1) any acquisition or disposition for consideration that is individually not in excess of $5,000,000 and in the aggregate not in excess of $20,000,000 or (2) any disposition of obsolete or worn-out equipment in the ordinary course of business;

(ix)                              incur any Indebtedness, except for (1) Indebtedness incurred in the ordinary course of business, (2) as reasonably necessary to finance any capital expenditures permitted under

Section 5.01(a)(x), (3) Indebtedness in replacement of existing Indebtedness, (4) guarantees by the Company of existing Indebtedness of any wholly owned Company Subsidiary, (5) guarantees and other credit support by the Company of obligations of any Company Subsidiary in the ordinary course of business consistent with past practice, (6) borrowings under existing revolving credit facilities (or replacements thereof on comparable terms) or existing commercial paper programs in the ordinary course of business or (7) Indebtedness in amounts necessary to maintain the capital structure of the Company Subsidiaries, as authorized by the State Commissions, and to maintain the present capital structure of the Company consistent with past practice in all material respects;

(x)                                 make, or agree or commit to make, any capital expenditure, except for capital expenditures (1) in the ordinary course of business, (2) in accordance with the capital plan set forth in Section 5.01(a)(x) of the Company Disclosure Letter, plus a 10% aggregate variance or (3) with respect to any capital expenditure not addressed by the foregoing clauses (1) or (2), not to exceed $15,000,000 in any twelve (12) month period;

(xi)                              (1) modify or amend in any material respect, or terminate or waive any material right under, any Filed Company Contract (except for (A) any modification, amendment, termination or waiver in the ordinary course of business or (B) a termination without material penalty to the Company or the appropriate Company Subsidiary) or (2) without limiting Parent’s obligations under Section 6.03, enter into any Contract that, from and after the Closing, purports to bind Parent or any of its Affiliates (other than the Company and the Company Subsidiaries);

(xii)                           make or change any material Tax election, change any material method of Tax accounting, settle or compromise any material Tax liability or refund or amend any material Tax Return, in each case, except as may be required by a change in applicable Law or GAAP or by any Governmental Entity;

(xiii)                        waive, release, assign, settle or compromise any material Claim against the Company or any Company Subsidiary, except for (1) waivers, releases, assignments, settlements or compromises in the ordinary course of business or (2) waivers, releases, assignments, settlements or compromises that (A) with respect to the payment of monetary damages, the amount of monetary damages to be paid by the Company or the Company Subsidiaries does not exceed (I) the amount with respect thereto reflected on the Company Financial Statements (including the notes thereto) or (II) $10,000,000, in the aggregate, in excess of the proceeds received or to be received from any insurance policies in connection with such payment or (B) with respect to any nonmonetary terms and conditions thereof, would not have or would not reasonably be expected to have, individually or in the aggregate, a material effect on the continuing operations of the Company and the Company Subsidiaries (taken as a whole); or

(xiv)                       enter into any Contract to do any of the foregoing.

(b)                                 Emergencies.  Notwithstanding anything to the contrary herein, the Company may, and may cause any Company Subsidiary to, take reasonable actions in compliance with applicable Law (i) with respect to any operational emergencies (including any restoration measures in response to any hurricane, tornado, ice storm, tsunami, flood, earthquake or other natural disaster or weather-related event, circumstance or development), equipment failures, outages or an immediate and material threat to the health or safety of natural Persons or (ii) as the Company deems prudent based on Good Utility Practice.

(c)                                  No Control of the Company’s Business.  Parent acknowledges and agrees that (i) nothing contained herein is intended to give Parent, directly or indirectly, the right to control or direct the operations of the Company or any Company Subsidiary prior to the Effective Time and (ii) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Company Subsidiaries’ respective operations.

(d)                                 Advice of Changes.  Each of Parent and the Company shall promptly advise the other orally and in writing of any change or event that would prevent any of the conditions precedent described in Article VII from being satisfied.

SECTION 5.02                                      Proceedings.  Between the date of this Agreement and the Closing, the Company and the Company Subsidiaries may (a)  pursue the rate cases and other proceedings set forth in Section 5.02 of the Company Disclosure Letter, (b) initiate and pursue other rate cases and proceedings with Governmental Entities; provided that the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned) shall be required to the extent any such other rate case or proceeding would reasonably be expected to result in an outcome that would be materially adverse to the Company and the Company Subsidiaries, taking into account the requests made by the Company and the Company subsidiaries in such rate case or proceeding and the resolution of similar recent rate cases or proceedings by the Company and the Company Subsidiaries, (c) initiate any other proceeding with Governmental Entities in the ordinary course of business (the foregoing clauses (a), (b) and (c), collectively, the “Proceedings”) and (d) notwithstanding anything to the contrary herein, initiate any other proceedings with Governmental Entities or take any other action contemplated by or described in any filings or other submissions filed or submitted in connection with the Proceedings prior to the date of this Agreement.  Notwithstanding the foregoing, (1) except as set forth in clause (2) of this sentence, without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned), the Company and the Company Subsidiaries will not enter into any settlement or stipulation in respect of any Proceeding if such settlement or stipulation would result in an outcome that would be materially adverse to the Company and the Company Subsidiaries, taking into account the requests made by the Company and the Company subsidiaries in the Proceeding and the resolution of similar recent proceedings by the Company and the Company Subsidiaries and (2) nothing herein or elsewhere in this Agreement shall prohibit the Company from initiating, continuing to pursue, settling or entering into any stipulation with respect to any (i) fuel adjustment filing, rate case or other proceeding, (ii) purchased gas adjustment filing, rate case or other proceeding, (iii) FERC formula rate filing, rate case or other proceeding or (iv) filing, rate case or other proceeding with the State Commissions in the States of Arkansas, Kansas or Oklahoma.

SECTION 5.03                                      No Solicitation by the Company; Company Board Recommendation.

(a)                                 The Company shall not, shall cause its Affiliates not to, and shall use reasonable efforts to cause its and their respective officers, directors, principals, partners, managers, members, attorneys, accountants, agents, employees, consultants, financial advisors or other authorized representatives (collectively, “Representatives”) not to, (i) directly or indirectly solicit, initiate or knowingly encourage, induce or facilitate any Company Takeover Proposal or any inquiry or proposal that would reasonably be expected to lead to a Company Takeover Proposal, in each case, except for this Agreement and the transactions contemplated hereby, or (ii) directly or indirectly participate in any discussions or negotiations with any Person (except for the Company’s Affiliates and its and their respective Representatives or Parent and Parent’s Affiliates and its and their respective Representatives) regarding, or furnish to any such Person, any nonpublic information with respect to, or cooperate in any way with any such Person with respect to, any Company Takeover Proposal or any inquiry or proposal that would reasonably be expected to lead to a Company Takeover Proposal.  The Company shall, and shall cause its Affiliates and its and their respective Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person (except for the Company’s Affiliates and its and their respective Representatives or Parent and Parent’s Affiliates and its and their respective Representatives) conducted heretofore with respect to any Company Takeover Proposal, request the prompt return or destruction of all confidential information previously furnished and immediately terminate all physical and electronic data room access previously granted to any such Person or its Representatives.  Notwithstanding anything to the contrary herein, at any time prior to obtaining the Company Shareholder Approval, in response to the receipt of a bona fide written Company Takeover Proposal made after the date of this Agreement that does not result from a breach (other than an immaterial breach) of this Section 5.03(a) by the Company and that the Company Board determines in good faith (after consultation with outside legal counsel and a financial advisor) constitutes or could reasonably be expected to lead to a Superior Company Proposal, the Company and its Representatives may (1) furnish information with respect to the Company and the Company Subsidiaries to the Person making such Company Takeover Proposal (and its Representatives) (provided that all such information has previously been provided to Parent or is provided to Parent prior to or substantially concurrently with the provision of such information to such Person) pursuant to a customary confidentiality agreement no less restrictive, in the aggregate, than the Confidentiality Agreement and (2) participate in discussions regarding the terms of such Company Takeover Proposal, including terms of a Company Acquisition Agreement with respect thereto, and the negotiation of such terms with the Person making such Company Takeover Proposal (and such Person’s Representatives).  Notwithstanding anything to the contrary herein, the Company may grant a waiver, amendment or release under any confidentiality or standstill agreement to the extent necessary to allow a confidential Company Takeover Proposal to be made to the Company or the Company Board so long as the Company promptly notifies Parent thereof after granting any such waiver, amendment or release.

(b)                                 Except as set forth in Section 5.03(a), Section 5.03(c) and Section 5.03(e), neither the Company Board nor any committee thereof shall (i) withdraw, change, qualify, withhold or modify in any manner adverse to Parent, or propose publicly to withdraw, change, qualify, withhold or modify in any manner adverse to Parent, the Company Board Recommendation, (ii) adopt, approve or recommend, or propose publicly to adopt, approve or recommend, any Company Takeover Proposal, (iii) fail to include in the Proxy Statement the Company Board Recommendation or (iv) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer (except for a recommendation against such offer or a customary “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) (any action in the foregoing clauses (i)–(iv) being referred to as a “Company Adverse Recommendation Change”).  Except as set forth in Section 5.03(a), Section 5.03(c) and Section 5.03(e), neither the Company Board nor any committee thereof shall authorize, permit, approve or recommend, or propose publicly to authorize, permit, approve or recommend, or allow the Company or any of its Affiliates to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, agreement or commitment constituting, or that would reasonably be expected to lead to, any Company Takeover Proposal, or requiring, or that would reasonably be expected to cause, the Company to abandon or terminate this Agreement (a “Company Acquisition Agreement”).

(c)                                  Notwithstanding anything to the contrary herein, at any time prior to obtaining the Company Shareholder Approval, the Company Board may make a Company Adverse Recommendation Change if (i) a Company Intervening Event has occurred or (ii) the Company has received a Superior Company Proposal that does not result from a breach (other than an immaterial breach) of Section 5.03(a) by the Company and, in each case, if the Company Board determines in good faith (after consultation with outside legal counsel) that the failure to effect a Company Adverse Recommendation Change as a result of the occurrence of such Company Intervening Event or in response to the receipt of such Superior Company Proposal, as the case may be, would reasonably likely be inconsistent with the Company

Board’s fiduciary duties under applicable Law; provided, however, that the Company Board shall not make such Company Adverse Recommendation Change unless (1) the Company Board has provided prior written notice to Parent (a “Recommendation Change Notice”) that it is prepared to effect a Company Adverse Recommendation Change in response to the occurrence of a Company Intervening Event or the receipt of a Superior Company Proposal, which notice shall, in the case of a Company Adverse Recommendation Change in response to the receipt of a Superior Company Proposal, at the Company’s option, either attach the most current draft of any Company Acquisition Agreement with respect to such Superior Company Proposal or include a summary of the material terms and conditions of such Superior Company Proposal (including the identity of the Person making such Superior Company Proposal), (2) if requested by Parent, during the three (3) Business Day period after delivery of the Recommendation Change Notice, the Company and its Representatives negotiate in good faith with Parent and its Representatives regarding any revisions to this Agreement and (3) at the end of such three (3) Business Day period and taking into account any changes to the terms of this Agreement committed to in writing by Parent (it being understood and agreed that if there has been any subsequent amendment to any material term of such Superior Company Proposal, the Company Board shall provide a new Recommendation Change Notice and an additional three (3) Business Day period from the date of such notice shall apply), the Company Board determines in good faith (after consultation with outside legal counsel) that the failure to make such a Company Adverse Recommendation Change would reasonably likely be inconsistent with its fiduciary duties under applicable Law.

(d)                                 The Company shall promptly (and in any event no later than the later of (i) twenty-four (24) hours or (ii) 5 p.m.  New York City time on the next Business Day) advise Parent orally and in writing of any Company Takeover Proposal and the material terms and conditions of any such Company Takeover Proposal (including the identity of the Person making such Company Takeover Proposal).  The Company shall keep Parent reasonably informed in all material respects on a reasonably current basis of the material terms and status (including any change to the terms thereof) of any Company Takeover Proposal.

(e)                                  Nothing contained in this Section 5.03 shall prohibit the Company from (i) complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act or (ii) making any disclosure to the shareholders of the Company if, in the good-faith judgment of the Company Board (after consultation with outside legal counsel) failure to so disclose would reasonably likely be inconsistent with its obligations under applicable Law.

(f)                                   For purposes of this Agreement:

(i)                                     “Company Takeover Proposal” means any proposal or offer (whether or not in writing), with respect to any (1) merger, consolidation, share exchange, other business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company, (2) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Company Subsidiary or otherwise) of any business or assets of the Company or the Company Subsidiaries representing 20% or more of the consolidated revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole, (3) issuance, sale or other disposition, directly or indirectly, to any Person (or the shareholders of any Person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of the Company, (4) transaction (including any tender offer or exchange offer) in which any Person (or the shareholders of any Person) would acquire (in the case of a tender offer or exchange offer, if consummated), directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of any class of capital stock of the Company or (5) any combination of the foregoing.

(ii)                                  “Superior Company Proposal” means a bona fide written Company Takeover Proposal (provided that for purposes of this definition, the applicable percentage in the definition of Company Takeover Proposal shall be “more than 50%” rather than “20% or more”), which the Company Board determines in good faith, after consultation with outside legal counsel and a financial advisor, and taking into account the legal, financial, regulatory and other aspects of such Company Takeover Proposal and such other factors that are deemed relevant by the Company Board, is more favorable to the holders of Company Common Stock than the transactions contemplated by this Agreement (after taking into account any proposed revisions to the terms of this Agreement that are committed to in writing by Parent (including pursuant to Section 5.03(c)).

(iii)                               “Company Intervening Event” means any material fact, circumstance, effect, change, event or development that (1) is unknown to or by the Company Board as of the date hereof (or if known, the magnitude or material consequences of which were not known or understood by the Company Board as of the date of this Agreement) and (2) becomes known to or by the Company Board prior to obtaining the Company Shareholder Approval; provided, however, that neither a Company Takeover Proposal nor or any matter relating thereto or consequence thereof shall constitute a Company Intervening Event.

SECTION 5.04                                      Financing.

(a)                                 Parent shall, and shall cause its Affiliates to, take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary to consummate the Financing, or any Substitute Financing, as promptly as possible following the date of this Agreement (and, in any event, no later than the Closing Date), including (i) (1) maintaining in effect the Debt Letters and complying with all of their respective obligations thereunder and (2) negotiating, entering into and delivering definitive agreements with respect to the Financing reflecting the terms contained in the Debt Letters (or with other terms agreed by Parent or its Affiliates and the Financing Parties, subject to the restrictions on amendments of the Debt Letters set forth below), so that such agreements are in effect no later than the Closing, and (ii) satisfying on a timely basis all the conditions to the Financing and the definitive agreements related thereto that are applicable to Parent and its Affiliates.

(b)                                 In the event that all conditions set forth in Sections 7.01 and 7.03 have been satisfied or waived or, upon funding shall be satisfied or waived, Parent and its Affiliates shall cause the Persons providing the Financing (the “Financing Parties”) to fund on the Closing Date the Financing, to the extent the proceeds thereof are required to consummate the Merger and the other transactions contemplated hereby, and shall enforce its rights under the Debt Letters (including in the event of any breach or purported breach thereof and including by taking enforcement action to cause such lenders and the other Financing Parties to fund such Financing).  Parent shall not, and shall cause its Affiliates not to, take or refrain from taking, directly or indirectly, any action that would reasonably be expected to result in a failure of any of the conditions contained in the Debt Letters or in any definitive agreement related to the Financing.  Parent shall not, and shall cause its Affiliates not to, object to the utilization of any “market flex” provisions by any Financing Party.

(c)                                  Parent shall keep the Company reasonably informed on a current and timely basis of the status of the efforts of Parent or its Affiliates to obtain the Financing and to satisfy the conditions thereof, including advising and updating the Company, in a reasonable level of detail, with respect to status, proposed closing date and material terms of the definitive documentation related to the Financing, providing copies of then current drafts of the credit agreement and other primary definitive documents and giving the Company prompt notice of any material change (adverse or otherwise) with respect to the Financing.  Without limiting the foregoing, Parent shall notify the Company promptly (and in any event within one (1) Business Day) if at any time prior to the Closing Date:

(i)                                     any Debt Letter expires or is terminated for any reason (or if any Person attempts or purports to terminate or repudiate any Debt Letter, whether or not such attempted or purported termination or repudiation is valid);

(ii)                                  Parent or any of its Affiliates obtains knowledge of any breach or default or any threatened breach or default (or any event or circumstance that, with or without due notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) by any party to any Debt Letter or any definitive document related to the Financing of any provisions of the Debt Letters or any definitive document related to the Financing;

(iii)                               Parent or any of its Affiliates receives any communication (written or oral) from any Person with respect to any (1) actual, potential or threatened breach, default, termination or repudiation by any party to the Debt Letters or any definitive document related to the Financing of any provisions of the Debt Letters or any definitive document related to the Financing or (2) dispute or disagreement between or among any parties to the Debt Letters;

(iv)                              any Financing Party refuses to provide or expresses (orally or in writing) an intent to refuse to provide all or any portion of the Financing contemplated by the Debt Letters on the terms set forth therein (or expresses (orally or in writing) that such Person does not intend to enter into all or any portion of definitive documentation related to the Financing or to consummate the transactions contemplated thereby); or

(v)                                 there occurs any event or development that could reasonably be expected to adversely impact the ability of Parent or any of its Affiliates to obtain all, or any portion of, the Financing contemplated by the Debt Letters on the terms and conditions, in the manner or from the sources contemplated by any of the Debt Letters or the definitive documents related to the Financing or if at any time for any other reason Parent no longer believes in good faith that it will be able to obtain all or any portion of the Financing on the terms and conditions, in the manner or from the sources contemplated by any of the Debt Letters or the definitive documents related to the Financing.

(d)                                 As soon as reasonably practicable (but in any event within two (2) Business Days after the date the Company delivers to Parent a written request therefor), Parent shall provide any information reasonably requested by the Company relating to any circumstance referred to in Section 5.04(c)(i)–(v) of the immediately preceding sentence.

(e)                                  Parent or its Affiliates may amend, modify, terminate, assign or agree to any waiver under the Debt Letters (including to add lenders, arrangers, agents, bookrunners, managers and other financing sources) without the prior written approval of the Company; provided that Parent shall not, and shall cause its Affiliates not to, without Company’s prior written consent, permit any such amendment, modification, assignment, termination or waiver to be made to, or consent to any waiver of, any provision of or remedy under the Debt Letters which would (1) reduce the aggregate amount of the Financing (including by increasing the amount of fees to be paid or original issue discount), (2) impose new or additional conditions to the Financing or otherwise expand or render more burdensome to Parent or its Affiliates any of the conditions to the Financing or (3) otherwise expand, amend, modify or waive any provision of the Debt Letters in a manner that in any such case would reasonably be expected to

(A) delay or make less likely the funding of the Financing (or satisfaction of the conditions to the Financing) on the Closing Date, (B) adversely impact the ability of Parent or its Affiliates to enforce its rights against the Financing Parties or any other parties to the Debt Letters or the definitive agreements with respect thereto or (C) adversely affect the ability of Parent to timely consummate the Merger and the other transactions contemplated hereby.  In the event that new debt or equity commitment letters or fee letters are entered into in accordance with any amendment, replacement, supplement or other modification of the Debt Letters permitted pursuant to this Section 5.04(e), such new commitment letters or fee letters shall be deemed to be a part of the “Financing” and deemed to be the “Debt Letters” for all purposes of this Agreement.  Parent shall promptly deliver to the Company copies of any termination, amendment, modification, waiver or replacement of the Debt Letters.

(f)                                   If funds in the amounts set forth in the Debt Letters, or any portion thereof, become unavailable, Parent shall, and shall cause its Affiliates, as promptly as practicable following the occurrence of such event to (i) notify the Company in writing thereof, (ii) obtain substitute financing sufficient to enable Parent to consummate the Merger and the other transactions contemplated hereby in accordance with its terms (the “Substitute Financing”) and (iii) obtain a new financing commitment letter that provides for such Substitute Financing and, promptly after execution thereof, deliver to the Company true, complete and correct copies of the new commitment letter and the related fee letters (in redacted form reasonably satisfactory to the Persons providing such Substitute Financing removing only the fee amounts, pricing caps, the rates and amounts included in the “market flex”) and related definitive financing documents with respect to such Substitute Financing; provided, however, that any such Substitute Financing shall not, without the prior written consent of the Company, (1) reduce the aggregate amount of the Financing (including by increasing the amount of fees to be paid or original issue discount), (2) impose new or additional conditions to the Financing or otherwise expand or render more burdensome to Parent or its Affiliates any of the conditions to the Financing or (3) otherwise expand, amend, modify or waive any provision of the Debt Letters in a manner that in any such case would reasonably be expected to (A) delay or make less likely the funding of the Financing (or satisfaction of the conditions to the Financing) on the Closing Date, (B) adversely impact the ability of Parent or its Affiliates to enforce its rights against the Financing Parties or any other parties to the Debt Letters or the definitive agreements with respect thereto or (C) adversely affect the ability of Parent to timely consummate the Merger and the other transactions contemplated hereby.  Upon obtaining any commitment for any such Substitute Financing, such financing shall be deemed to be a part of the “Financing” and any commitment letter for such Substitute Financing shall be deemed the “Debt Letters” for all purposes of this Agreement.

(g)                                  Parent shall pay, or cause to be paid, as the same shall become due and payable, all fees and other amounts that become due and payable under the Debt Letters.

(h)                                 Notwithstanding anything contained in this Agreement to the contrary, Parent and Merger Sub expressly acknowledge and agree that neither Parent’s nor Merger Sub’s obligations hereunder are conditioned in any manner upon Parent or Merger Sub obtaining the Financing, any Substitute Financing or any other financing.

SECTION 5.05                                      Financing Cooperation.

(a)                                 From the date hereof until the Closing (or the earlier termination of this Agreement pursuant to Section 8.01), subject to the limitations set forth in this Section 5.05, and unless otherwise agreed by Parent, the Company will use its reasonable best efforts to cooperate with Parent and its Affiliates as reasonably requested by Parent in connection with Parent’s arrangement of the Financing (which, solely for purposes of this Section 5.05, shall include any alternative equity or debt capital markets financings contemplated by the Debt Letters).  Such cooperation will include using reasonable best efforts to:

(i)                                     make appropriate officers reasonably available, with appropriate advance notice, for participation in bank meetings, due diligence sessions, meetings with ratings agencies and road shows, reasonable assistance in the preparation of confidential information memoranda, private placement memoranda, prospectuses, presentations and similar documents as may be reasonably requested by Parent or any Financing Party, in each case, with respect to information relating to the Company and its Subsidiaries in connection with customary marketing efforts of Parent and its Affiliates for all or any portion of the Financing;

(ii)                                  furnish Parent and the Financing Parties with copies of such financial data with respect to the Company and its Subsidiaries which is prepared by the Company in the ordinary course of business or can be prepared by the Company without undue burden (with any cost thereof to be promptly reimbursed by Parent) as is reasonably requested by Parent or any Financing Party and is customarily required for the arrangement and syndication of financings similar to the Financing committed pursuant to the Debt Letters, including such information necessary to allow Parent to prepare pro forma financial statements in accordance with Article 11 of Regulation S-X under the Securities Act of 1933, as amended, and identify any such financial information as suitable for distribution to “public side” lenders;

(iii)                               request that the Company’s independent accountants participate in drafting sessions and accounting due diligence sessions and cooperate with the Financing (including as set forth in the Debt Letters as in effect on the date of this Agreement) or in connection with a customary offering of securities, including the type described in the Commitment Letter, consistent with their customary practice, including requesting that they provide customary consents and comfort letters (including “negative assurance” comfort), including in respect of historical financial statements of the Company, to the extent required in connection with the marketing and syndication of Financing (including as set forth in the Debt Letters as in effect on the date of this Agreement) or as are customarily required in an underwritten offering of securities of the type described in the Debt Letters, or as may otherwise be required pursuant to applicable Law or the rules or regulations of any national securities exchange in connection with the Merger or any alternative financing therefor, and provide customary management letters in connection with the foregoing;

(iv)                              furnish to legal counsel of Parent and to legal counsel of any Financing Party such information as may be reasonably requested by such counsel in connection with any legal opinion that such counsel may be required to deliver in connection with such Financing; and

(v)                                 furnish Parent and the Financing Parties, within five (5) Business Days following written request, such documentation and other information as any Financing Party may reasonably determine is required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act.

provided, further, that nothing in this Agreement shall require the Company to cause the delivery of (1) legal opinions or reliance letters or any certificate as to solvency or any other certificate necessary for the Financing, other than as provided by Section 5.05(a)(iii), (2) any financial information for any period, including any audited financial information or any financial information prepared in accordance with Regulation S-K or Regulation S-X under the Securities Act of 1933, as amended, in any case in a form not customarily prepared by the Company with respect to such period, other than as provided by Section 5.05(a)(ii) or (3) any financial information with respect to a month or fiscal period that has not yet ended or has ended less than 40 days (or, in the case of a fiscal year, 60 days) prior to the date of such request.

(b)                                 Notwithstanding anything to the contrary contained in this Agreement (including this Section 5.05):  (i) nothing in this Agreement (including this Section 5.05) shall require any such cooperation to the extent that it would (1) require the Company to pay any commitment or other fees, reimburse any expenses or otherwise incur any liabilities or give any indemnities prior to the Closing, (2) unreasonably interfere with the ongoing business or operations of the Company or the Company Subsidiaries, (3) require the Company or any of the Company Subsidiaries to enter into or approve any agreement or other documentation effective prior to the Closing or agree to any change or modification of any existing agreement or other documentation that would be effective prior to the Closing or (4) require the Company, any of the Company Subsidiaries or any of their respective boards of directors (or equivalent bodies) to approve or authorize the Financing, and (ii) no action, liability or obligation (including any obligation to pay any commitment or other fees or reimburse any expenses) of the Company, its Subsidiaries, or any of their respective Representatives under any certificate, agreement, arrangement, document or instrument relating to the Financing shall be effective until the Closing.

(c)                                  Parent shall (i) promptly upon request by the Company, reimburse the Company for all of its fees and expenses (including fees and expenses of counsel and accountants) incurred by the Company, any of the Company Subsidiaries, any of its or their Representatives in connection with any cooperation contemplated by this Section 5.05 and (ii) indemnify and hold harmless the Company, the Company Subsidiaries and its and their Representatives against any claim, loss, damage, injury, liability, judgment, award, penalty, fine, Tax, cost (including cost of investigation), expense (including fees and expenses of counsel and accountants) or settlement payment incurred as a result of, or in connection with, such cooperation or the Financing and any information used in connection therewith.

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.01                                      Preparation of the Proxy Statement; Company Shareholders Meeting.

(a)                                 The Company shall use its reasonable best efforts to prepare and cause to be filed with the SEC no later than sixty (60) days following the date hereof, except to the extent of any delay caused by Parent, a proxy statement to be mailed to the shareholders of the Company relating to the Company Shareholders Meeting (together with any amendments or supplements thereto, the “Proxy Statement”) in preliminary form.  Each of Parent and Merger Sub shall furnish all information concerning itself and its Affiliates to the Company, and provide such other assistance, as may be reasonably requested by the Company or the Company’s outside legal counsel in connection with the preparation, filing and distribution of the Proxy Statement.

(b)                                 The Company agrees that (i) none of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Company’s shareholders or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading and (ii) except with respect to any information supplied to the Company by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement, the Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder.  Parent and Merger Sub agree that none of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Company’s shareholders or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

(c)                                  The Company shall promptly notify Parent after the receipt of any comments from the SEC with respect to, or any request from the SEC for amendments or supplements to, the Proxy Statement and shall provide Parent with copies of all correspondence between it and its Affiliates and Representatives, on the one hand, and the SEC, on the other hand, and:

(i)                                     each of the Company and Parent shall use its reasonable best efforts (1) to respond as promptly as reasonably practicable to any comment from the SEC with respect to, or any request from the SEC for amendments or supplements to, the Proxy Statement and (2) to have the SEC advise the Company as promptly as reasonably practicable that the SEC has no further comments on the Proxy Statement;

(ii)                                  the Company shall file the Proxy Statement in definitive form with the SEC and cause such definitive Proxy Statement to be mailed to the shareholders of the Company as promptly as reasonably practicable after the SEC advises the Company that the SEC has no further comments on the Proxy Statement; and

(iii)                               unless the Company Board has made a Company Adverse Recommendation Change, the Company shall include the Company Board Recommendation in the preliminary and definitive Proxy Statements.

Notwithstanding anything to the contrary herein, prior to filing the Proxy Statement in preliminary form with the SEC, responding to any comment from the SEC with respect to, or any request from the SEC for amendments or supplements to, the Proxy Statement or mailing the Proxy Statement in definitive form to the shareholders of the Company, the Company shall provide Parent with an opportunity to review and comment on such document or response and consider in good faith any of Parent’s comments thereon.  Each Party shall use its reasonable best efforts to have the SEC advise the Company, as promptly as reasonably practicable after the filing of the preliminary Proxy Statement, that the SEC has no further comments on the Proxy Statement, and each of the Company and Parent shall also take any other action (except for qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the Merger.

(d)                                 If, prior to the Effective Time, any event occurs with respect to Parent or any Affiliate of Parent, or any change occurs with respect to other information supplied by Parent for inclusion in the Proxy Statement, that is required to be described in an amendment of, or a supplement to, the Proxy Statement, Parent shall promptly notify the Company of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement so that either such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading, and, as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s shareholders.  Nothing in this Section 6.01(d) shall limit the obligations of any Party under Section 6.01(a).

(e)                                  If prior to the Effective Time, any event occurs with respect to the Company or any Company Subsidiary, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement, that is required to be described in an amendment of, or a supplement to, the Proxy Statement, the Company shall promptly notify Parent of such event, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement so that either such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading and, as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s shareholders.  Nothing in this Section 6.01(e) shall limit the obligations of any Party under Section 6.01(a).

(f)                                   The Company shall, as soon as practicable after the mailing of the definitive Proxy Statement to the shareholders of the Company, duly call, give notice of, convene and hold the Company Shareholders Meeting.  Unless the Company Board has made a Company Adverse Recommendation Change, the Company shall use its reasonable best efforts to solicit and secure the Company Shareholder Approval as soon as practicable, including postponing or adjourning the Company Shareholders Meeting to allow additional solicitation of votes if necessary to obtain the Company Shareholder Approval.

(g)                                  Parent shall be responsible for 100% of the fees, costs and expenses (except for the fees, costs and expenses of the Company’s advisors), including any filings fees, associated with the preparation, filing and mailing of the Proxy Statement.

SECTION 6.02                                      Access to Information; Confidentiality.

(a)                                 Subject to applicable Law and the Confidentiality Agreement, the Company shall, and shall cause each of the Company Subsidiaries to, afford to Parent and its Representatives reasonable access (at Parent’s sole cost and expense), during normal business hours and upon reasonable advance notice, during the period from the date of this Agreement until the earlier of the Effective Time or termination of this Agreement pursuant to Section 8.01, to the Company’s material properties, books, contracts, commitments, personnel and records, and during such period, the Company shall, and shall cause the Company Subsidiaries to, make available promptly to Parent (i) to the extent not publicly available, a copy of each material Filing made by it during such period pursuant to the requirements of securities Laws or filed with or sent to the SEC, the FERC, the FCC, the State Commissions or any other Governmental Entity and (ii) all other material information concerning its business, properties and personnel as such Parent may reasonably request; provided, however, that the Company may withhold from Parent or its Representatives any document or information that the Company believes is subject to the terms of a confidentiality agreement with a third party (provided that the Company shall use its commercially reasonable efforts to obtain the required consent of such third party to disclose such document or information) or subject to any attorney—client privilege (provided that the Company shall use its commercially reasonable best efforts to allow the disclosure of such document or information (or as much of it as possible) in a manner that does not result in a loss of attorney—client privilege) or is competitively or commercially sensitive (as determined in the Company’s reasonable discretion); provided, further, that Parent and its Representatives shall not have the right to collect any air, soil, surface water or ground water samples or perform any invasive or destructive air sampling on, under, at or from any of the properties owned, leased or operated by the Company or any Company Subsidiary.  Except for incidents caused by the Company’s or its Affiliate’s intentional misconduct, Parent shall indemnify the Company and its Affiliates and Representatives from, and hold the Company and its Affiliates and Representatives harmless against, any and all Claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs, expenses, including attorneys’ fees and disbursements, and the cost of enforcing this indemnity arising out of or resulting from any access provided pursuant to this Section 6.02(a).

(b)                                 All documents and information exchanged pursuant to this Section 6.02 shall be subject to the confidentiality and standstill agreement, dated as of November 24, 2015, between the Company and Guarantor (the “Confidentiality Agreement”).  If this Agreement is terminated pursuant to Section 8.01, the Confidentiality Agreement shall automatically be deemed to be amended and restated such that (i) Section 10 (Standstill) of the Confidentiality Agreement shall remain in effect for two (2) years after the date of such termination, as if the Parties had never entered into this Agreement, and (ii) the other provisions of the Confidentiality Agreement shall remain in effect for two (2) years after such termination, as if the Parties had never entered into this Agreement.

SECTION 6.03                                      Further Actions; Regulatory Approvals; Required Actions.

(a)                                 Subject to the terms and conditions of this Agreement, each of the Parties shall take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other Parties in doing, all things necessary to cause the conditions to the Closing set forth in Article VII to be satisfied as promptly as reasonably practicable or to effect the Closing as promptly as reasonably practicable, including (i) making all necessary Filings with Governmental Entities or third parties, (ii) obtaining the Required Consents and all other third-party Consents that are necessary, proper or advisable to consummate the Merger, (iii) obtaining the Required Statutory Approvals and all other Consents of Governmental Entities that are necessary, proper or advisable to consummate the Merger and (iv) executing and delivering any additional instruments that are necessary, proper or advisable to consummate the Merger.  Parent shall be responsible for 100% of the fees, costs and expenses (except for the fees, costs and expenses of the Company’s advisors), including any filing fees associated with any Filings or Consents contemplated by this Section 6.03.

(b)                                 In connection with and without limiting the generality of Section 6.03(a), each of Parent and the Company shall:

(i)                                     make or cause to be made, in consultation and cooperation with the other, (1) an appropriate filing of a Notification and Report Form pursuant to the HSR Act relating to the Merger, following the filing of all initial applications for, and at least six months prior to the reasonably expected date of receipt of, all Required Statutory Approvals, and (2) all draft and final filings required in connection with the CFIUS Approval in accordance with 31 C.F.R. Part 800 as promptly as practicable after the date of this Agreement;

(ii)                                  as promptly as practicable after the date of this Agreement, make or cause to be made all necessary Filings to the FERC relating to the Merger;

(iii)                               as promptly as practicable after the date of this Agreement, make or cause to be made all necessary Filings with other Governmental Entities relating to the Merger, including any such Filings necessary to obtain any Required Statutory Approval;

(iv)                              furnish to the other all assistance, cooperation and information reasonably required for any such Filing and in order to achieve the effects set forth in this Section 6.03;

(v)                                 unless prohibited by applicable Law or by a Governmental Entity, give the other reasonable prior notice of any such Filing and, to the extent reasonably practicable, of any communication with any Governmental Entity relating to the Merger (including with respect to any of the actions referred to in this Section 6.03(b)) and, to the extent reasonably practicable, permit the other to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other in connection with any such Filing or communication;

(vi)                              respond as promptly as practicable under the circumstances to any inquiries received from any Governmental Entity or any other authority enforcing applicable Antitrust Laws for additional information or documentation in connection with antitrust, competition or similar matters (including a “second request” under the HSR Act) and not extend any waiting period under the HSR Act or enter into any agreement with any such Governmental Entity or other authorities not to consummate the Merger, except with the prior written consent of the other Party;

(vii)                           provide any information requested by CFIUS or any other agency or branch of the U.S. government in connection with the CFIUS review or investigation of the transactions contemplated by this Agreement; and

(viii)                        unless prohibited by applicable Law or a Governmental Entity, to the extent commercially reasonably practicable, (1) not participate in or attend any formal meeting with any Governmental Entity in respect of the Merger without the other Party, (2) keep the other Party apprised with respect to any meeting or substantive conversation with any Governmental Entity in respect of the Merger, (3) cooperate in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement or the Merger, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Entity and (4) furnish the other Party with copies of all substantive correspondence, Filings and communications (and memoranda setting forth the substance thereof) between it and its Affiliates and their respective Representatives on the one hand, and any Governmental Entity or members of any Governmental Entity’s staff, on the other hand, with respect to this Agreement or the Merger; provided that the Parties shall be permitted to redact any correspondence, Filing or communication to the extent such correspondence, Filing or communication contains commercially sensitive information.

(c)                                  Parent shall not, and shall cause its Affiliates not to, take any action, including acquiring any asset, property, business or Person (by way of merger, consolidation, share exchange, investment, other business combination, asset, stock or equity purchase, or otherwise), that could reasonably be expected to adversely affect obtaining or making any Consent or Filing contemplated by this Section 6.03 or the timely receipt thereof.  In furtherance of and without limiting any of Parent’s covenants and agreements under this Section 6.03, Parent shall use its reasonable best efforts to avoid or eliminate each and every impediment that may be asserted by a Governmental Entity pursuant to any Antitrust Law with respect to the Merger or in connection with granting any Required Statutory Approval so as to enable the Closing to occur as soon as reasonably possible; provided, however, that notwithstanding the foregoing or any other provision of this Agreement, Parent and its Affiliates shall not be obligated to, and Company shall not and shall cause the Company Subsidiaries not to, take any action or to agree or consent to or accept any terms, conditions, liabilities, obligations, commitments, sanctions or undertakings in connection with any Required Statutory Approval that, individually or in the aggregate, would be reasonably likely to have a material adverse effect on the business, properties, financial condition or results of operations of Liberty Utilities and its Subsidiaries (including for such purpose, the Company and its Subsidiaries), taken as a whole (a “Burdensome Effect”).  Subject to the foregoing limitation, such reasonable best efforts shall include the following:

(i)                                     defending through litigation on the merits, including appeals, any Claim asserted in any court or other proceeding by any Person, including any Governmental Entity, that seeks to or could prevent or prohibit or impede, interfere with or delay the consummation of the Closing;

(ii)                                  proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of any assets or businesses of Parent or its Affiliates or the Company or the Company Subsidiaries, including entering into customary ancillary agreements on commercially reasonable terms relating to any such sale, divestiture, licensing or disposition;

(iii)                               agreeing to any limitation on the conduct of Parent or its Affiliates (including, after the Closing, the Surviving Corporation and the Company Subsidiaries);

(iv)                              not withdrawing and/or refiling any HSR Act submission, extending any waiting period or entering into any agreement or understanding with any Governmental Entity without consulting and obtaining written consent from the Company; and

(v)                                 agreeing to take any other action as may be required by a Governmental Entity in order to effect each of the following: (1) obtaining all Required Statutory Approvals as soon as reasonably possible and in any event before the End Date, (2) avoiding the entry of, or having vacated, lifted, dissolved, reversed or overturned any Judgment, whether temporary, preliminary or permanent, that is in effect that prohibits, prevents or restricts consummation of, or impedes, interferes with or delays, the Closing and (3) effecting the expiration or termination of any waiting period, which would otherwise have the effect of preventing, prohibiting or restricting consummation of the Closing or impeding, interfering with or delaying the Closing.

(d)                                 Parent shall promptly notify the Company and the Company shall notify Parent of any notice or other communication from any Person alleging that such Person’s Consent is or may be required in connection with the Merger.

SECTION 6.04                                      Transaction Litigation.  The Company shall promptly notify Parent of any shareholder litigation arising from this Agreement or the Merger that is brought against the Company or members of the Company Board (“Transaction Litigation”).  The Company shall reasonably consult with Parent with respect to the defense or settlement of any Transaction Litigation and shall not settle any Transaction Litigation without Parent’s consent (not to be unreasonably withheld, conditioned or delayed).

SECTION 6.05                                      Section 16 Matters.  Prior to the Effective Time, the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) directly resulting from the Merger by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 6.06                                      Governance Matters.

(a)                                 Parent shall cause the Surviving Corporation and its Utility Subsidiaries to maintain their combined headquarters in the location of such headquarters as of immediately prior to the Closing.

(b)                                 Upon the Effective Time, the Joplin headquarters of the Company shall become the headquarters of Parent and, following the Effective Time, Parent will cause to be transitioned to Parent management responsibilities for the distribution utility operations of Parent’s Affiliates in the surrounding geographic region (including Arkansas, Iowa, Illinois, Kansas, Missouri, Oklahoma and Texas), to establish the Joplin headquarters as a regional leadership hub in the broader organization of Parent and its utility Affiliates.

(c)                                  Upon the Effective Time, Parent will take all necessary action (i) to cause to be appointed to the board of directors of Parent the current members of the Company’s board of directors, and (ii) to cause the Chief Executive Officer of the Company to be appointed as the chief executive officer of Parent, with customary responsibility for the selection of the senior leadership team of Parent and its utility Subsidiaries.

(d)                                 Following the Effective Time, Parent will cause the governance and nominating committee of the board of directors of Guarantor to consider current members of the Company’s board of directors as candidates to fill vacancies on Guarantor’s board of directors, including vacancies resulting from an expected expansion of Guarantor’s board of directors.

(e)                                  Parent shall cause the Surviving Corporation and the Company Subsidiaries to maintain and operate their respective businesses under the “Empire District” brand for a period of at least five (5) years following the Effective Time, provided that such use may also include “a Liberty Utilities company” or similar co-branding designation.

(f)                                   From and after the Effective Time, Parent shall cause the Surviving Corporation and the Company Subsidiaries to maintain historic levels of community involvement and charitable contributions and support in the existing service territories of the Company and the Company Subsidiaries, including as set forth on Section 6.06(f) of the Company Disclosure Letter.

SECTION 6.07                                      Public Announcements.  Except with respect to (a) a Company Adverse Recommendation Change or as otherwise permitted by Section 5.03(e), (b) any dispute between or among the Parties regarding this Agreement or the transactions contemplated hereby, and (c) a press release or other public statement that is consistent in all material respects with previous press releases, public disclosures or public statements made by a Party in accordance with this Agreement, including in investor conference calls, SEC Filings, Q&As or other publicly disclosed documents, in each case under this clause (c), to the extent such disclosure is still accurate, Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other written public statement with respect to this Agreement or the Merger and shall not (and shall cause its respective Affiliates not to) issue any such press release or make any such written public statement prior to such consultation, except as such Party reasonably concludes may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system.  The Company and Parent agree that the initial press release to be issued with respect to this Agreement or Merger shall be in the form agreed to by the Parties prior to the date hereof.  Nothing in this Section 6.07 shall limit the ability of any Party to make internal announcements to its respective employees that are consistent in all material respects with the prior public disclosures regarding the transactions contemplated by this Agreement.

SECTION 6.08                                      Fees, Costs and Expenses.  Except as provided otherwise in this Agreement, including Section 5.05(c), Section 6.01(g), Section 6.03(a), Section 9.15 and Article VIII, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such fees, costs or expenses, whether or not the Closing occurs.

SECTION 6.09                                      Indemnification, Exculpation and Insurance.

(a)                                 Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers or employees of the Company and the Company Subsidiaries as provided in their respective Organization Documents and any indemnification or other similar

Contracts of the Company or any Company Subsidiary, in each case, as in effect on the date of this Agreement, shall continue in full force and effect in accordance with their terms (it being agreed that after the Closing such rights shall be mandatory rather than permissive, if applicable), and Parent shall cause the Surviving Corporation and the Company Subsidiaries to perform their respective obligations thereunder.  Without limiting the foregoing, from and after the Effective Time, the Surviving Corporation agrees that it will indemnify and hold harmless each individual who is as of the date of this Agreement, or who becomes prior to the Effective Time, a director, officer or employee of the Company or any Company Subsidiary or who is as of the date of this Agreement, or who thereafter commences prior to the Effective Time, serving at the request of the Company or any Company Subsidiary as a director, officer or employee of another Person (the “Company Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any Claim, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby)), arising out of or pertaining to the fact that the Company Indemnified Party is or was a director, officer or employee of the Company or any Company Subsidiary or is or was serving at the request of the Company or any Company Subsidiary as a director, officer or employee of another Person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law.  In the event of any such Claim, (i) each Company Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such Claim from Parent within ten (10) Business Days after receipt by Parent from the Company Indemnified Party of a request therefor; provided that any Person to whom expenses are advanced provides an undertaking, if and only to the extent required by applicable Law or the Surviving Corporation’s Organizational Documents, to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification and (ii) the Surviving Corporation shall cooperate in good faith in the defense of any such matter.

(b)                                 In the event that Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent or the Surviving Corporation, as the case may be, shall cause proper provision to be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, assume the covenants and agreements set forth in this Section 6.09.

(c)                                  For a period of six (6) years from and after the Effective Time, the Surviving Corporation shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company or its Subsidiaries or provide substitute policies for the Company and its current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Company, in either case, of not less than the existing coverage and having other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred on or before the Effective Time (with insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance and fiduciary liability insurance), except that in no event shall the Surviving Corporation be required to pay with respect to such insurance policies in respect of any one policy year more than 300% of the aggregate annual premium most recently paid by the Company prior to the date of this Agreement (the “Maximum Amount”), and if the Surviving Corporation is unable to obtain the insurance required by this Section 6.09(c) it shall obtain as much comparable insurance as possible for the years within such six (6) year period for an annual premium equal to the Maximum Amount, in respect of each policy year within such period.  In lieu of such insurance, prior to the Closing Date the Company may, at its option but following consultation with Parent, purchase a “tail” directors’ and officers’ liability insurance policy and fiduciary liability insurance policy for the Company and its current and former directors, officers and employees who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Company, such tail to provide coverage in an amount not less than the existing coverage and to have other terms substantially comparable (and not less favorable) to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred on or before the Effective Time for a period of not less than six (6) years; provided that in no event shall the cost of any such tail policy in respect of any one policy year exceed the Maximum Amount.  The Surviving Corporation shall maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(d)                                 The provisions of this Section 6.09 (i) shall survive consummation of the Merger, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Company Indemnified Parties), his or her heirs and his or her representatives and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

(e)                                  From and after the Effective Time, Parent shall guarantee the prompt payment of the obligations of the Surviving Corporation and the Company Subsidiaries under this Section 6.09.

SECTION 6.10                                      Employee Matters.

(a)                                 During the period commencing at the Effective Time and ending on the two (2) year anniversary of the Effective Time (the “Continuation Period”), Parent shall, and shall cause the Surviving Corporation to, provide each individual who is employed by the Company or a Company Subsidiary immediately prior to the Effective Time and who remains employed thereafter by the Surviving Corporation, Parent or any of their Affiliates (each, a “Company Employee”) who is not covered by a Company Union Contract and who remains a Company Employee with (i) a base salary or wage rate that is no less favorable than that provided to the Company Employee immediately prior to the Effective Time, (ii) aggregate incentive compensation opportunities that are substantially comparable, in the aggregate, to those provided to the Company Employee immediately prior to the Effective Time and (iii) employee benefits that are substantially comparable, in the aggregate, to those provided to the Company Employee immediately prior to the Effective Time.  During the three-year period following the Continuation Period, Parent shall, or shall cause the Surviving Corporation or its other Affiliates to, treat Company Employees with respect to the payment of base salary or wage rate, incentive compensation opportunities, employee benefits and severance benefits no less favorably in the aggregate than similarly situated employees of the Parent and its Affiliates.  Prior to the third anniversary of the Closing Date, Parent shall not, and shall cause the Surviving Corporation to not, terminate or amend in any manner that is materially adverse to the participants therein, any of the Company Benefit Plans listed on Section 6.10(a) of the Company Disclosure Letter.  During the three-year period following the third anniversary of the Closing Date, subject to Section 6.10(d)(ii), Parent shall, or shall cause the Surviving Corporation to, treat retirees of the Company and its Subsidiaries with respect to the provision of post-retirement welfare benefits no less favorably than similarly situated retirees of the Parent and its Affiliates.  As soon as practicable following the end of the fiscal year in which the Effective Time occurs, Parent shall, or shall cause the Surviving Corporation or its other Affiliates to, pay each Company Employee who remains employed with the Surviving Corporation, Parent or any of their Affiliates through the applicable payment date an annual cash bonus for such fiscal year in an amount determined based on the level of attainment of the applicable performance criteria under the bonus plan in which such Company Employee participated as of immediately prior to the Effective Time.

(b)                                 With respect to each Company Employee who is covered by a Company Union Contract, Parent shall, and shall cause the Surviving Corporation to, continue to honor the Company Union Contracts, in each case as in effect at the Effective Time, in accordance with their terms (it being understood that this sentence shall not be construed to limit the ability of Parent or the Surviving Corporation to amend or terminate any such Company Union Contract, to the extent permitted by the terms of the applicable Company Union Contract and applicable Law).  The provisions of this Section 6.10 shall be subject to any applicable provisions of the Company Union Contracts and applicable Law in respect of such Company Employee, to the extent the provisions of this Section 6.10 are inconsistent with or otherwise in conflict with the provisions of any such Company Union Contract or applicable Law.

(c)                                  At the Effective Time, Parent shall, or shall cause the Surviving Corporation to, assume and honor in accordance with their terms all of the Company’s and all of the Company Subsidiaries’ employment, severance, retention, termination and change-in-control plans, policies, programs, agreements and arrangements (including any change-in-control severance agreement or other arrangement between the Company and any Company Employee) maintained by the Company or any Company Subsidiary, in each case, as in effect at the Effective Time, including with respect to any payments, benefits or rights arising as a result of the Merger (either alone or in combination with any other event), it being understood that this sentence shall not be construed to limit the ability of Parent or the Surviving Corporation to amend or terminate any such plans, policies, programs, agreements, or arrangements, to the extent permitted by the terms of the applicable plan, policy, program, agreement or arrangement.  For purposes of any Company Benefit Plan or Company Benefit Agreement containing a definition of “change in control,” “change of control” or similar term that relates to a transaction at the level of the Company, the Closing shall be deemed to constitute a “change in control,” “change of control” or such similar term.

(d)                                 With respect to all employee benefit plans of Parent, the Surviving Corporation or any of their Affiliates, including any “employee benefit plan” (as defined in Section 3(3) of ERISA) (including any vacation, paid time-off and severance plans), each Company Employee’s service with the Company or any Company Subsidiary (as well as service with any predecessor employer of the Company or any such Company Subsidiary, to the extent service with the predecessor employer was recognized by the Company or such Company Subsidiary and is accurately reflected within a Company Employee’s records) shall be treated as service with Parent, the Surviving Corporation or any of their Affiliates for all purposes, including determining eligibility to participate, level of benefits, vesting and benefit accruals, except (i) to the extent that such service was not recognized under the corresponding Company Benefit Plan immediately prior to the Effective Time, (ii) for purposes of any defined benefit retirement plan, any retiree welfare benefit plan, any grandfathered or frozen plan or any plan under which similarly situated employees of Parent and its Affiliates do not receive credit for prior service or (iii) to the extent that such recognition would result in any duplication of benefits for the same period of service.

(e)                                  Parent shall, and shall cause the Surviving Corporation to, use commercially reasonable efforts to waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively at work requirements and waiting periods under any welfare benefit plan maintained by Parent, the Surviving Corporation or any of their Affiliates in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the corresponding Company Benefit Plan immediately prior to the Effective Time.  Parent shall, or shall cause the Surviving Corporation to, use commercially reasonable efforts to recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.

(f)                                   Notwithstanding anything to the contrary herein, the provisions of this Section 6.10 are solely for the benefit of the parties to this Agreement, and no provision of this Section 6.10 is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise and no Company Personnel or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement or have the right to enforce the provisions hereof including in respect of continued employment (or resumed employment).  Nothing contained herein shall alter the at-will employment relationship of any Company Employee.

SECTION 6.11                                      Merger Sub.

(a)                                 Prior to the Effective Time, Merger Sub shall not engage in any activity of any nature except for activities related to or in furtherance of the Merger.

(b)                                 Parent hereby (i) guarantees the due, prompt and faithful payment performance and discharge by Merger Sub of, and compliance by Merger Sub with, all of the covenants and agreements of Merger Sub under this Agreement and (ii) agrees to take all actions necessary, proper or advisable to ensure such payment, performance and discharge by Merger Sub hereunder.

SECTION 6.12                                      Takeover Statutes.  If any Takeover Statute or similar statute or regulation becomes applicable to this Agreement or the Merger, the Company and the Company Board shall grant such approvals and take such actions as are reasonably appropriate to ensure that the Merger may be consummated as promptly as practicable on the terms contemplated by this Agreement.

SECTION 6.13                                      Stock Exchange De-Listing.  Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the Company Common Stock from the NYSE and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

SECTION 6.14                                      Resolution of Impediments.

(a)                                 In the event that, prior to the End Date, any Required Statutory Approval has been denied or has been obtained but has or would be reasonably likely to have a Burdensome Effect, or any Legal Restraint has been imposed with respect to any Required Statutory Approval (each, a “Failed Condition”), then the Parties shall promptly confer in good faith regarding and, from the date of such occurrence until the earlier of the End Date or the date that is sixty (60) days following such occurrence, shall use reasonable best efforts to promptly agree upon a strategy to cause the conditions specified in Section 7.01 to be satisfied, which may include appropriate changes to this Agreement or to the transactions contemplated hereby; provided, however, that no Party shall in any circumstances be obligated to alter or change the amount or form of the Merger Consideration.  Following written agreement, if any, of the Parties with respect to changes to this Agreement or to the transactions contemplated hereby to address a Failed Condition, the Parties shall use their reasonable best efforts to promptly give effect to and implement such agreement, cause the conditions specified in Section 7.01 to be satisfied, and effect the Closing as promptly as reasonably practicable.  Notwithstanding any other provision of this Agreement, no Party shall have the right to terminate this Agreement on the basis of a Failed Condition (i) during the period specified in the first sentence of this Section 6.14(a), or (ii) if such Party has failed to comply with its obligations under this Section 6.14(a), or (iii) following written agreement, if any, of the Parties with respect to changes to this Agreement or to the transactions contemplated hereby to address such Failed Condition, except as expressly provided in such written agreement.

(b)                                 In the event that Parent determines in good faith that any Required Statutory Approval that is required as a result of any business or assets of the Company and its Subsidiaries that generated less than ten percent (10%) of the consolidated revenues of the Company in its most recent fiscal year is not reasonably likely to be obtained prior to the End Date (as extended pursuant to any other provision of this Agreement), or if obtained is reasonably likely to impose conditions or requirements that are materially burdensome in relation to the financial contributions of such business or assets, then upon the written request of Parent the Company shall, and shall cause the Company Subsidiaries to, reasonably cooperate with Parent to structure and pursue a disposition (whether by liquidation, dissolution, merger, consolidation, equity sale, asset sale, reorganization, recapitalization or otherwise) of such business or assets, to be effected only upon or following the Closing.  Parent shall use its reasonable efforts to structure and arrange for such a disposition as promptly as reasonably practicable.

ARTICLE VII

CONDITIONS PRECEDENT

SECTION 7.01                                      Conditions to Each Party’s Obligation to Effect the Transactions.  The obligation of each Party to effect the Closing is subject to the satisfaction or waiver (by such Party) at or prior to the Closing of the following conditions:

(a)                                 Company Shareholder Approval.  The Company Shareholder Approval shall have been obtained.

(b)                                 Required Statutory Approvals.  The Required Statutory Approvals, including the expiration or termination of any waiting period applicable to the Merger under the HSR Act, shall have been obtained at or prior to the Effective Time, such approvals shall have become Final Orders and, unless waived by Parent, such approvals shall not, individually or in the aggregate, have or be reasonably likely to have a Burdensome Effect.  For purposes of this Section 7.01(b), a “Final Order” means a Judgment by the relevant Governmental Entity that (1) has not been reversed, stayed, enjoined, set aside, annulled or suspended and is in full force and effect, (2) with respect to which, if applicable, any mandatory waiting period prescribed by Law before the Merger may be consummated has expired and (3) as to which all conditions to the consummation of the Merger prescribed by Law have been satisfied.

(c)                                  No Legal Restraints.  No Law and no Judgment, whether preliminary, temporary or permanent, shall be in effect that prevents, makes illegal or prohibits the consummation of the Merger (any such Law or Judgment, a “Legal Restraint”).

SECTION 7.02                                      Conditions to Obligations of the Company.  The obligation of the Company to effect Closing is further subject to the satisfaction or waiver (by the Company) at or prior to the Closing of the following conditions:

(a)                                 Representations and Warranties.  The representations and warranties of Parent and Merger Sub contained herein shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the Effective Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of any such representation or warranty to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b)                                 Performance of Covenants and Agreements of Parent and Merger Sub.  Parent and Merger Sub shall have performed in all material respects all material covenants and agreements required to be performed by them under this Agreement at or prior to the Closing.

(c)                                  Officer’s Certificate.  The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent certifying the satisfaction by Parent and Merger Sub of the conditions set forth in Section 7.02(a) and Section 7.02(b).

SECTION 7.03                                      Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to consummate the Merger is further subject to the satisfaction or waiver (by Parent and Merger Sub) at or prior to the Closing of the following conditions:

(a)                                 Representations and Warranties.  (i) The representations and warranties of the Company contained herein (except for the representations and warranties contained in Section 3.03) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the Effective Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of any such representation or warranty to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, and (ii) the representations and warranties of the Company contained in Section 3.03 shall be true and correct at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of any such representation or warranty to be true and correct would be de minimis.

(b)                                 Performance of Covenants and Agreements of the Company.  The Company shall have performed in all material respects all material covenants and agreements required to be performed by it under this Agreement at or prior to the Closing.

(c)                                  Absence of Company Material Adverse Effect.  Since the date of this Agreement, no fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have Company Material Adverse Effect shall have occurred and be continuing.

(d)                                 Officer’s Certificate.  Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company certifying the satisfaction by the Company of the conditions set forth in Section 7.03(a), Section 7.03(b) and Section 7.03(c).

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.01                                      Termination Rights.

(a)                                 Termination by Mutual Consent.  The Company and Parent shall have the right to terminate this Agreement at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval, by mutual written consent.

(b)                                 Termination by Either the Company or Parent.  Each of the Company and Parent shall have the right to terminate this Agreement, at any time prior to the Effective Time, whether before or after the receipt of the Company Shareholder Approval, if:

(i)                                     the Closing shall not have occurred by 5:00 p.m. New York City time on February 9, 2017 (the “End Date”); provided that if, prior to the End Date, all of the conditions to the Closing set forth in Article VII except for any condition set forth in Section 7.01(b) or Section 7.01(c) have been satisfied or waived, as applicable, or shall then be capable of being satisfied, the End Date automatically shall be extended to a date that is six (6) months after the End Date and, if so extended, such later date shall be the End Date; provided, further, that neither the Company nor Parent may terminate this Agreement if it (or, in the case of Parent, Merger Sub) is in breach of any of its covenants or agreements and such breach has caused or resulted in either (1) the failure to satisfy the conditions to the obligations of the terminating Party to consummate the Merger set forth in Article VII prior to the End Date or (2) the failure of the Closing to have occurred prior to the End Date;

(ii)                                  the condition set forth in Section 7.01(c) is not satisfied and the Legal Restraint giving rise to such nonsatisfaction is permanent (rather than preliminary or temporary) and has become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 8.01(b)(ii) shall not be available to any Party whose failure to comply with any provision of this Agreement has been the cause of, or materially contributed to, either the imposition of such Legal Restraint or the failure of such Legal Restraint to be resisted, resolved, lifted or vacated, as applicable; or

(iii)                               the Company Shareholder Approval is not obtained at the Company Shareholders Meeting duly convened (unless such Company Shareholders Meeting has been adjourned, in which case at the final adjournment thereof).

(c)                                  Termination by the Company.  The Company shall have the right to terminate this Agreement:

(i)                                     in the event that the Company Board has made a Company Adverse Recommendation Change on the basis of a Superior Company Proposal or a Company Intervening Event, so long as (1) the Company has complied in all material respects with its obligations under Section 5.03(c) and (2) the Company prior to or concurrently with such termination (A) solely in the case of a termination due to a Company Adverse Recommendation Change on the basis of a Superior Company Proposal, enters into a Company Acquisition Agreement with respect to such Superior Company Proposal and (B) pays to Parent the Company Termination Fee in accordance with Section 8.02(b)(ii); provided, however, that the Company shall not have the right to terminate this Agreement under this Section 8.01(c)(i) after the Company Shareholder Approval is obtained at the Company Shareholders Meeting;

(ii)                                  if Parent or Merger Sub breaches or fails to perform any of its covenants or agreements contained herein, or if any of the representations or warranties of Parent or Merger Sub contained herein fails to be true and correct, which breach or failure (1) would give rise to the failure of a condition set forth in Section 7.01, Section 7.02(a) or Section 7.02(b), as applicable, and (2) is not reasonably capable of being cured by Parent or Merger Sub by the End Date (as it may be extended pursuant to this Agreement) or is not cured by Parent within thirty (30) days after receiving written notice from the Company of such breach or failure; provided, however, that the Company shall not have the right to terminate this Agreement under this Section 8.01(c)(ii) if the Company is then in breach of any covenant or agreement contained herein or any representation or warranty of the Company contained herein then fails to be true and correct such that the conditions set forth in Section 7.03(a) or Section 7.03(b), as applicable, could not then be satisfied; or

(iii)                               if (1) all of the conditions set forth in Section 7.01, Section 7.02 and Section 7.03 have been satisfied or waived in accordance with this Agreement as of the date that the Closing should have been consummated pursuant to Section 1.03 (except for those conditions that by their terms are to be satisfied at the Closing), (2) Parent and Merger Sub do not complete the Closing on the day that the Closing should have been consummated pursuant to Section 1.03, (3) a Financing Failure has occurred and (4) Parent and Merger Sub fail to consummate the Closing within five (5) Business Days following their receipt of written notice from the Company requesting such consummation.

(d)                                 Termination by Parent.  Parent shall have the right to terminate this Agreement:

(i)                                     in the event that the Company Board or a committee thereof has made a Company Adverse Recommendation Change; provided, however, that Parent shall not have the right to terminate this Agreement under this Section 8.01(d) after the Company Shareholder Approval is obtained at the Company Shareholders Meeting; or

(ii)                                  if the Company breaches or fails to perform any of its covenants or agreements contained herein, or if any of the representations or warranties of the Company contained herein fails to be true and correct, which breach or failure (1) would give rise to the failure of a condition set forth in Section 7.01, Section 7.03(a) or Section 7.03(b), as applicable, and (2) is not reasonably capable of being cured by the Company by the End Date (as it may be extended pursuant to this Agreement) or is not cured by the Company within thirty (30) days after receiving written notice from Parent of such breach or failure; provided, however, that Parent shall not have the right to terminate this Agreement under this Section 8.01(d)(ii) if Parent is then in breach of any covenant or agreement contained herein or any representation or warranty of Parent contained herein then fails to be true and correct such that the conditions set forth in Section 7.02(a) or Section 7.02(b), as applicable, could not then be satisfied.

SECTION 8.02                                      Effect of Termination; Termination Fees.

(a)                                 In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Company or Parent (or any shareholder, Affiliate or Representative thereof), whether arising before or after such termination, based on, arising out of or relating to this Agreement or the negotiation, execution, performance or subject matter hereof (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity), except for (i) Section 5.05(c), Section 6.01(g), the last sentence of Section 6.02(a), the last sentence of Section 6.02(b), the last sentence of Section 6.03(a), Section 6.08, this Section 8.02 and Article IX, which provisions shall survive such termination and (ii) subject to Section 8.02(d), liability of any Party (whether or not the terminating Party) for any Willful Breach of this Agreement prior to such termination but solely to the extent such liability arises out of a Willful Breach by such Party of any covenant or agreement set forth herein that gave rise to the failure of a condition set forth in Article VII.  The liabilities described in the preceding sentence shall survive the termination of this Agreement.

(b)                                 Termination Fees.

(i)                                     If (1) (A) either Parent or the Company terminates this Agreement pursuant to Section 8.01(b)(i) and, at the time of such termination, any of the conditions set forth in Section 7.01(b) or, in connection with the Required Statutory Approvals, Section 7.01(c) shall have not been satisfied and such conditions, if waivable by Parent, shall not have been waived by Parent, (B) either Parent or the Company terminates this Agreement pursuant to Section 8.01(b)(ii) (if and only if, the applicable Legal Restraint giving rise to such termination arises in connection with the Required Statutory Approvals) or (C) the Company terminates this Agreement pursuant to Section 8.01(c)(ii) based on a failure by Parent to perform its covenants or agreements under Section 6.03, and in each case of the foregoing clauses (A), (B) and (C), at the time of such termination, all other conditions to the Closing set forth in Section 7.01(a), Section 7.03(a), Section 7.03(b) and Section 7.03(c) shall have been satisfied or waived (except for (I) those conditions that by their nature are to be satisfied at the Closing but which conditions would be satisfied or would be capable of being satisfied if the Closing Date were the date of such termination or (II) those conditions that have not been satisfied as a result of a breach of this Agreement by Parent), or (2) the Company terminates this Agreement pursuant to Section 8.01(c)(iii), then Parent shall pay to the Company a fee of Sixty-Five Million United States Dollars ($65,000,000) in cash (the “Parent Termination Fee”).  Parent shall pay the Parent Termination Fee to the Company (to an account designated in writing by the Company) no later than three (3) Business Days after the date of the applicable termination.

(ii)                                  If the Company terminates this Agreement pursuant to Section 8.01(c)(i) or Parent terminates this Agreement pursuant to Section 8.01(d)(i), the Company shall pay to Parent a fee of Fifty-Three Million United States Dollars ($53,000,000) in cash (the “Company Termination Fee”).  The Company shall pay the Company Termination Fee to Parent (to an account designated in writing by Parent) prior to or concurrently with such termination of this Agreement by the Company pursuant to Section 8.01(c)(i) or no later than three (3) Business Days after the date of such termination of this Agreement by Parent pursuant to Section 8.01(d)(i).

(iii)                               If (1) either (A) Parent or the Company terminates this Agreement pursuant to Section 8.01(b)(iii),  prior to the Company Shareholders Meeting a Company Takeover Proposal shall have been publicly disclosed, and as of the Company Shareholders Meeting such Company Takeover Proposal shall not have been withdrawn, or (B) Parent or the Company terminates this Agreement pursuant to Section 8.01(b)(i), prior to such termination a Company Takeover Proposal shall have been publicly disclosed, and as of such termination the Company Shareholders Meeting shall not have been held and such Company Takeover Proposal shall not have been withdrawn, or (C) Parent terminates this Agreement pursuant to Section 8.01(d)(ii) (solely with respect to breach of or failure to perform a covenant), prior to such termination a Company Takeover Proposal shall have been publicly disclosed, and as of such termination such Company Takeover Proposal shall not have been withdrawn, and (2) within nine (9) months after the termination of this Agreement, the Company shall have entered into a definitive agreement with respect to, or consummated, a Company Takeover Proposal (whether or not the same Company Takeover Proposal referred to in clause (1)), then the Company shall pay the Company Termination Fee to Parent (to an account designated in writing by Parent) within two (2) Business Days after the earlier of the date the Company enters into such definitive agreement or consummates such Company Takeover Proposal.  For purposes of clause (2) of this Section 8.02(b)(iii), the term “Company Takeover Proposal” shall have the meaning assigned to such term in Section 5.01, except that the applicable percentage in the definition of “Company Takeover Proposal” shall be “more than 50%” rather than “20% or more.”

(c)                                  The Parties acknowledge that the agreements contained in Section 8.02(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement.  If Parent (or the Guarantor pursuant to the Guarantee) fails to promptly pay an amount due pursuant to Section 8.02(b)(i), or the Company fails to promptly pay an amount due pursuant to Section 8.02(b)(ii) or Section 8.02(b)(iii), and, in order to obtain such payment, Parent, on the one hand, or the Company, on the other hand, commences a Claim that results in a Judgment against the Company for the amount set forth in Section 8.02(b)(ii) or Section 8.02(b)(iii), or any portion thereof, or a Judgment against Parent (or the Guarantor pursuant to the Guarantee) for the amount set forth in Section 8.02(b)(i), or any portion thereof, the Company shall pay to Parent, on the one hand, or Parent (or the Guarantor pursuant to the Guarantee) shall pay to the Company, on the other hand, its costs and expenses (including reasonable attorneys’ fees and the fees and expenses of any expert or consultant engaged by the Company) in connection with such Claim, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the “U.S. Prime Rate” as quoted by the Wall Street Journal in effect on the date such payment was required to be made.  Any amount payable pursuant to Section 8.02(b) shall be paid by the applicable Party by wire transfer of same-day funds prior to or on the date such payment is required to be made under Section 8.02(b).

(d)                                 Without limiting any rights of the Company under Section 9.10 prior to the termination of this Agreement pursuant to Section 8.01, if this Agreement is terminated under circumstances in which Parent (or the Guarantor pursuant to the Guarantee) is obligated to pay the Parent Termination Fee under Section 8.02(b)(i), upon payment of the Parent Termination Fee and, if applicable, the costs and expenses of the Company pursuant to Section 8.02(c) in accordance herewith, neither Parent nor the Guarantor shall have any further liability with respect to this Agreement or the transactions contemplated hereby to the Company or the holders of the Company Common Stock, and payment of the Parent Termination Fee and such costs and expenses by Parent (or the Guarantor pursuant to the Guarantee) shall be the Company’s sole and exclusive remedy for any Claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, suffered or incurred by the Company, the Company Subsidiaries or any other Person in connection with this Agreement, the transactions contemplated hereby (and the termination thereof) or any matter forming the basis for such termination, and the Company shall not have, and expressly waives and relinquishes, any other right, remedy or recourse (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) with respect to this Agreement or the transactions contemplated hereby, including against any Financing Source Party; provided that, regardless of whether Parent pays or is obligated to pay the Parent Termination Fee, nothing in this Section 8.02(d) shall release Parent from liability for a Willful Breach of this Agreement.  If this Agreement is terminated under circumstances in which the Company is obligated to pay the Company Termination Fee under Section 8.02(b)(ii) or Section 8.02(b)(iii), upon payment of the Company Termination Fee and, if applicable, the costs and expenses of Parent pursuant to Section 8.02(c) in accordance herewith, the Company shall have no further liability with respect to this Agreement or the transactions contemplated hereby to Parent, Merger Sub or any of their respective Affiliates or Representatives, and payment of the Company Termination Fee and such costs and expenses by the Company shall be Parent’s sole and exclusive remedy for any Claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, suffered or incurred by Parent, Parent’s Affiliates and any other Person in connection with this Agreement, the transactions contemplated hereby (and the termination thereof) or any matter forming the basis for such termination, and Parent and Merger Sub shall not have, and each expressly waives and relinquishes, any other right, remedy or recourse (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) with respect to this Agreement or the transactions contemplated hereby.  The Parties acknowledge and agree that in no event shall the Company or Parent, as applicable, be required to pay the Company Termination Fee or the Parent Termination Fee, as applicable, on more than one occasion.

(e)                                  For purposes of this Agreement, “Willful Breach” means a breach that is a consequence of an act or omission undertaken by the breaching Party with the Knowledge that the taking of or the omission of taking such act would, or would reasonably be expected to, cause or constitute a material breach of this Agreement; provided that, without limiting the meaning of Willful Breach, the Parties acknowledge and agree that any failure by any Party to consummate the Merger and the other transactions contemplated hereby after the applicable conditions to the closing set forth in Article VII have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing, which conditions would be capable of being satisfied at the time of such failure to consummate the Merger) shall constitute a Willful Breach of this Agreement.  Parent and Merger Sub acknowledge and agree that, without in any way limiting the Company’s rights under Section 9.10, recoverable damages of the Company hereunder shall not be limited to reimbursement of expenses or out-of-pocket costs but shall also include the benefit of the bargain lost by the shareholders of the Company (including “lost premium”), taking into consideration relevant matters, including the total amount payable to the Company’s shareholders under this Agreement and the time value of money, which, in each case, shall be deemed in such event to be damages of the Company and shall be recoverable by the Company on behalf of its shareholders.

SECTION 8.03                                      Amendment.  This Agreement may be amended by the parties at any time before or after receipt of the Company Shareholder Approval; provided, however, that (a) after receipt of the Company Shareholder Approval, there shall be made no amendment that by Law requires further approval by the shareholders of the Company without the further approval of such shareholders, (b) no amendment shall be made to this Agreement after the Effective Time, (c) except as provided above, no amendment of this Agreement shall require the approval of the shareholders of Parent or the shareholders of the Company and (d) no amendments to or waivers of any DFS Provision shall be effective without the written consent of the Financing Parties.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

SECTION 8.04                                      Extension; Waiver.  At any time prior to the Effective Time, the parties may, subject to Section 8.03(a), (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant to this Agreement, (c) waive compliance with any covenants and agreements contained herein or (d) waive the satisfaction of any of the conditions contained herein.  Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.  The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

SECTION 8.05                                      Procedure for Termination, Amendment, Extension or Waiver.  A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.03 or an extension or waiver pursuant to Section 8.04 shall, in order to be effective, require, in the case of the Company, Parent or Merger Sub, action by its respective board of directors or the duly authorized designee of its board of directors.  Termination of this Agreement prior to the Effective Time shall not require the approval of the shareholders of the Company.  The Party desiring to terminate this Agreement pursuant to Section 8.01 shall give written notice of such termination to the other Parties in accordance with Section 9.02, specifying the provision of this Agreement pursuant to which such termination is effected.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.01                                      Nonsurvival of Representations, Warranties, Covenants and Agreements; Contractual Nature of Representations and Warranties.  None of the representations or warranties contained herein or in any instrument delivered pursuant to this Agreement shall survive, and all rights, Claims and causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) with respect thereto shall terminate at, the Effective Time.  Except for any covenant or agreement that by its terms contemplates performance after the Effective Time, none of the covenants or agreements of the Parties contained herein shall survive, and all rights, Claims and causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) with respect to such covenants and agreements shall terminate at, the Effective Time.  The Parties hereby acknowledge and agree that (a) all representations and warranties set forth in this Agreement are contractual in nature only, (b) if any such representation or warranty (as modified by the applicable Disclosure Letter) should prove untrue, the Parties’ only rights, Claims or causes of action shall be to exercise the specific rights set forth in Section 7.02(a), Section 7.03(a), Section 8.01(c)(ii) and Section 8.01(d)(ii), as and if applicable, and (c) the Parties shall have no other rights, Claims or causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) based on, arising out of or related to any such untruth of any such representation or warranty.

SECTION 9.02                                      Notices.  All notices and other communications under this Agreement shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt by other than automatic means, whether electronic or otherwise), (b) when sent by facsimile or email (with written confirmation of transmission) or (c) one (1) Business Day following the day sent by an internationally recognized overnight courier (with written confirmation of receipt), in each case, at the following addresses, facsimile numbers and email addresses (or to such other address, facsimile number or email address as a Party may have specified by notice given to the other Party pursuant to this provision):

To Parent or Merger Sub:

Liberty Utilities (Central) Co.

c/o Algonquin Power & Utilities Corp.

354 Davis Rd, Suite 100

Oakville, Ontario, Canada L6J 2X1

Attn: Chief Executive Officer

Facsimile: (905) 465-4514

with a copy (which shall not constitute notice) to:

Liberty Utilities (Central) Co.

c/o Algonquin Power & Utilities Corp.

354 Davis Rd, Suite 100

Oakville, Ontario, Canada L6J 2X1

Attn: Chief General Counsel

Facsimile: (905) 465-4540

and with a copy (which shall not constitute notice) to:

Husch Blackwell LLP

4801 Main Street, Suite 1000

Kansas City, Missouri 64112

Attn: James G. Goettsch

Facsimile: (816) 983-8080

To the Company:

The Empire District Electric Company

602 S. Joplin Avenue

Joplin, Missouri 64801

Attn: Chief Executive Officer

Facsimile:  (417) 625-5169

with a copy (which shall not constitute notice) to:

Cahill Gordon & Reindel LLP

80 Pine Street

New York, New York 10005

Attn:  Michael Sherman

Facsimile:  (212) 378-2598

SECTION 9.03                                      Definitions.  For purposes of this Agreement, each capitalized term has the meaning given to it, or specified, in Exhibit A.

SECTION 9.04                                      Interpretation.

(a)                                 Time Periods.  When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, (i) the date that is the reference date in calculating such period shall be excluded and (ii) if the last day of such period is a not a Business Day, the period in question shall end on the next succeeding Business Day.

(b)                                 Dollars.  Unless otherwise specifically indicated, any reference herein to $ means U.S. dollars.

(c)                                  Gender and Number.  Any reference herein to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(d)                                 Articles, Sections and Headings.  When a reference is made herein to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated.  The table of contents and headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(e)                                  Include.  Whenever the words “include,” “includes” or “including” are used herein, they shall be deemed to be followed by the words “without limitation.”

(f)                                   Hereof.  The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used herein shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(g)                                  Extent.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(h)                                 Contracts; Laws.  Any Contract or Law defined or referred to herein means such Contract or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated.

(i)                                     Persons.  References to a person are also to its permitted successors and assigns.

(j)                                    Exhibits and Disclosure Letters.  The Exhibits to this Agreement and the Disclosure Letters are hereby incorporated and made a part hereof and are an integral part of this Agreement.  Each of the Company and Parent may, at its option, include in the Company Disclosure Letter or the Parent Disclosure Letter, respectively, items that are not material in order to avoid any misunderstanding, and such inclusion, or any references to dollar amounts herein or in the Disclosure Letters, shall not be deemed to be an acknowledgement or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement or otherwise.  Any matter set forth in any section of the Disclosure Letters shall be deemed to be referred to and incorporated in any section to which it is specifically referenced or cross-referenced and also in all other sections of such Disclosure Letter to which such matter’s application or relevance is reasonably apparent.  Any capitalized term used in any Exhibit or any Disclosure Letter but not otherwise defined therein shall have the meaning given to such term herein.

(k)                                 Reflected On or Set Forth In.  An item arising with respect to a specific representation, warranty, covenant or agreement shall be deemed to be “reflected on” or “set forth in” the Company Financial Statements included in the Company Reports, to the extent any such phrase appears in such representation, warranty, covenant or agreement if (i) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statement reasonably related to the subject matter of such representation or (ii) such item and the amount thereof is otherwise reasonably identified on such balance sheet or financial statement (or the notes thereto).

SECTION 9.05                                      Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party or such Party waives its rights under this Section 9.05 with respect thereto.  Upon any determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated by this Agreement are fulfilled to the extent possible.

SECTION 9.06                                      Counterparts.  This Agreement may be executed in one or more counterparts (including by means of facsimile or email in.pdf format), all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.

SECTION 9.07                                      Entire Agreement; No Third-Party Beneficiaries.  This Agreement, taken together with the Company Disclosure Letter, the Gurantee and the Confidentiality Agreement, constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between or among the Parties with respect to the Merger.  Except (a) for the right of the Company on behalf of its shareholders to pursue damages (including claims for damages contemplated by the last sentence of Section 8.02(e)) in the event of Parent’s or Merger Sub’s breach of this Agreement (whether or not this Agreement has been terminated pursuant to Article VIII), and (b) after the Effective Time, for Section 2.01, Section 2.02, Section 2.03, the last sentence of Section 6.02(a) and Section 6.09, each Party agrees that (i) their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement and (ii) this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.  The Financing Parties and each of their respective Affiliates and their respective current, former and future direct or indirect equity holders, controlling persons, stockholders, agents, Affiliates, members, managers, general or limited partners, assignees or representatives (collectively, the “Financing Source Parties”) shall be express third-party beneficiaries with respect to Section 8.02(d), Section 8.03, this Section 9.07, Section 9.08, Section 9.11(b), Section 9.12 and Section 9.14 (collectively, the “DFS Provisions”).

SECTION 9.08                                      Governing Law.  This Agreement, and all Claims or causes of action of the Parties (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) that may be based on, arise out of or relate to this Agreement or the negotiation, execution, performance or subject matter hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflict of laws; provided, that, except as otherwise set forth in the Debt Letters as in effect as of the date of this Agreement, all matters relating to the interpretation, construction, validity and enforcement (whether at law, in equity, in contract, in tort, or otherwise) against any of the Financing Source Parties in any way relating to the Debt Letters or the performance thereof or the Financing, shall be exclusively governed by, and construed in accordance with, the domestic Law of the State of New York without giving effect to any choice or conflict of law provision or rule whether of the State of New York or any other jurisdiction that would cause the application of Law of any jurisdiction other than the State of New York.

SECTION 9.09                                      Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by any of the Parties without the prior written consent of the other Parties.  Any purported assignment without such consent shall be void; provided that Parent may make as assignment of its rights (but not its obligations) under this Agreement to any Financing Party without the prior written consent of the Company.  Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

SECTION 9.10                                      Specific Enforcement.  The Parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that monetary damages, even if available, would not be an adequate remedy therefor.  It is accordingly agreed that, at any time prior to the termination of this Agreement pursuant to Article VIII, the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement, including the right of a Party to cause each other Party to consummate the Merger and the other transactions contemplated by this Agreement, in any court referred to in Section 9.11, without proof of actual damages (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity.  The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.  If any Party brings any Claim to enforce specifically the performance of the terms and provisions of this Agreement when expressly available to such Party pursuant to the terms of this Agreement, then, notwithstanding anything to the contrary herein, the End Date shall automatically be extended by the period of time between the commencement of such Claim and the date on which such Claim is fully and finally resolved.

SECTION 9.11                                      Jurisdiction; Venue.

(a)                                 All Claims arising from, under or in connection with this Agreement shall be raised to and exclusively determined by the Court of Chancery of the State of Delaware or, if such court disclaims (or does not have) jurisdiction, the U.S. District Court for the District of Delaware, to whose jurisdiction and venue the Parties unconditionally consent and submit.  Each Party hereby irrevocably and unconditionally waives any objection to the laying of venue of Claim arising out of this Agreement in such courts and hereby further irrevocably and unconditionally waives and agree not to plead or claim in any such court that any such Claim brought in any such court has been brought in an inconvenient forum.  Each Party further agree that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.02 hereof shall be effective service of process for any Claim brought against such Party in any such court.

(b)                                 Notwithstanding anything to the contrary in this Agreement (including this Section 9.11), each Party agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Source Parties in any way relating to this Agreement, including any dispute arising out of the Debt Letters or the performance thereof or the Financing, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and of the appropriate appellate courts therefrom).

SECTION 9.12                                      Waiver of Jury Trial.  EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR THE MERGER (INCLUDING ANY PROCEEDING AGAINST THE FINANCING SOURCE PARTIES ARISING OUT OF OR RELATED TO THE TRANSACTIONS CONTEMPLATED HEREBY, THE DEBT LETTERS, THE FINANCING OR THE PERFORMANCE OF SERVICES WITH RESPECT THERETO).  EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.12.

SECTION 9.13                                      Construction.  Each of the Parties has participated in the drafting and negotiation of this Agreement.  If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement.

SECTION 9.14                                      Financing Sources.  Notwithstanding anything to the contrary contained in this Agreement, except for claims by Parent or the Merger Sub against the Financing Source Parties pursuant to the Debt Letters and any definitive documents related thereto, (a) none of the Parties nor any of their respective Subsidiaries, Affiliates, directors, officers, employees, agents, partners, managers, members or stockholders shall have any rights or claims against any Financing Source Party, in any way relating to this Agreement or any of the transactions contemplated by this Agreement, or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Letters or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise and (b) no Financing Source Party shall have any liability (whether in contract, in tort or otherwise) to any Party or any of their respective subsidiaries, Affiliates, directors, officers, employees, agents, partners, managers, members or stockholders for any obligations or liabilities of any Party under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Letters or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise.

SECTION 9.15                                      Transfer Taxes.  All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the Merger and the other transactions contemplated by this Agreement shall be paid by Parent and Merger Sub when due.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement, each as of the date first written above.

THE EMPIRE DISTRICT ELECTRIC COMPANY

By:	/s/ Brad Beecher
Name: Brad Beecher
Title: President and Chief Executive Officer

LIBERTY UTILITIES (CENTRAL) CO.

By:	/s/ Gregory S. Sorensen
Name: Gregory S. Sorensen
Title: President

By:	/s/ Richard Leehr
Name: Richard Leehr
Title: Chief Financial Officer

LIBERTY SUB CORP.

By:	/s/ Gregory S. Sorensen
Name: Gregory S. Sorensen
Title: President

By:	/s/ Richard Leehr
Name: Richard Leehr
Title: Chief Financial Officer

EXHIBIT A

DEFINED TERMS

Section 1.01 Certain Defined Terms.  For purposes of this Agreement, each of the following terms has the meaning specified in this Section 1.01 of Exhibit A:

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.  For purposes of this definition, “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.  For the avoidance of doubt, Emera, Inc. and its subsidiaries shall not be deemed to be Affiliates of Parent or Merger Sub.

“Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable state, foreign or supranational antitrust Laws and all other applicable Laws issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Business Day” means any day except for (a) a Saturday or a Sunday or (b) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York, New York.

“CFIUS” means the Committee on Foreign Investment in the United States.

“CFIUS Approval” means (a) a written notice issued by CFIUS that it has concluded a review or investigation of the notification voluntarily provided pursuant to the DPA, with respect to the transactions contemplated by this Agreement and has terminated all action under Section 721 of the DPA or (b) if CFIUS has sent a report to the President of the United States requesting the President’s decision and (i) the President has announced a decision not to take any action to suspend or prohibit the transactions contemplated by this Agreement or (ii) having received a report from CFIUS requesting the President’s decision, the President has not taken any action after fifteen (15) days from the date the President received such report from CFIUS.

“Claim” means any demand, claim, suit, action, legal proceeding (whether at law or in equity) or arbitration.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Benefit Agreement” means each employment, consulting, bonus, incentive or deferred compensation, equity or equity-based compensation, severance, change-in-control, retention, termination or other material Contract between the Company or any Company Subsidiary, on the one hand, and any Company Personnel, on the other hand.

“Company Benefit Plan” means each (a) employee benefit plan (as defined in Section 3(3) of ERISA, whether or not subject to ERISA) or post-retirement or employment health or medical plan, program, policy or arrangement, (b) bonus, incentive or deferred compensation or equity or equity-based compensation plan, program, policy or arrangement, (c) severance, change-in control, retention or termination plan, program, policy or arrangement or (d) other compensation, pension, retirement, savings or other benefit plan, program, policy or arrangement, in each case, sponsored, maintained, contributed to or required to be maintained or contributed to by the Company or any Company Subsidiary for the benefit of any Company Personnel, or for which the Company or any Company Subsidiary has any direct or indirect liability.

“Company Commonly Controlled Entity” means any person or entity that, together with the Company, is treated as a single employer under Section 414 of the Code.

“Company Material Adverse Effect” means any fact, circumstance, effect, change, event or development that has a material adverse effect on the business, properties, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided that no fact, circumstance, effect, change, event or development resulting from or arising out of any of the following, individually or in the aggregate, shall constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred: (a) any change or condition affecting any industry in which the Company or any Company Subsidiary operates, including electric generating, transmission or distribution industries or the natural gas distribution, production or transmission industries (including, in each case, any changes in the operations thereof); (b) system-wide changes or developments in electric transmission or distribution systems; (c) any change in customer usage patterns or customer selection of third-party suppliers for electricity; (d) any change affecting any economic, legislative or political condition or any change affecting any securities, credit, financial or other capital markets condition, in each case in the United States, in any foreign jurisdiction or in any specific geographical area; (e) any failure in and of itself by the Company or any Company Subsidiary to meet any internal or public projection, budget, forecast, estimate or prediction in respect of revenues, earnings or other financial or operating metrics for any period; (f) any change attributable to the announcement, execution or delivery of this Agreement or the pendency of the Merger, including (i) any action taken by the Company or any Company Subsidiary that is required or contemplated pursuant to this Agreement, or is consented to by Parent, or any action taken by Parent or any Affiliate thereof, to obtain any Consent from any Governmental Entity to the consummation of the Merger and the result of any such actions, (ii) any Claim arising out of or related to this Agreement (including shareholder litigation), (iii) any adverse change in supplier, employee, financing source, shareholder, regulatory, partner or similar relationships resulting therefrom or (iv) any change that arises out of or relates to the identity of Parent or any of its Affiliates as the acquirer of the Company; (g) any change or condition affecting the market for commodities, including any change in the price or availability of commodities; (h) any change in the market price, credit rating or trading volume of shares of Company Common Stock on the NYSE or any change affecting the ratings or the ratings outlook for the Company or any Company Subsidiary, (i) any change in applicable Law, regulation or GAAP (or authoritative interpretation thereof); (j) geopolitical conditions, the outbreak or escalation of hostilities, any act of war, sabotage or terrorism, or any escalation or worsening of any such act of war, sabotage or terrorism threatened or underway as of the date of this  Agreement; (k) any fact, circumstance, effect, change, event or development resulting from or arising out of or affecting the national, regional, state or local engineering or construction industries or the wholesale or retail markets for commodities, materials or supplies (including equipment supplies, steel, concrete, electric power, fuel, coal, natural gas, water or coal transportation) or the hedging markets therefor, including any change in commodity prices; (l) any hurricane, tornado, ice storm, tsunami, flood, earthquake or other natural disaster or weather-related event, circumstance or development; (m) any finding of fact or order contained in any FERC, the FCC or any State Commission Judgment issued prior to the date hereof and applicable to the Company or the Company Subsidiaries; (n) any change or effect arising from (i) any rate cases, including the Proceedings, (ii) any requirements imposed by any Governmental Entities as a condition to obtaining the Company Required Statutory Approvals or the Parent Required Statutory Approvals or (iii) any other requirements or restrictions imposed by the FERC, the FCC or the State Commissions on the Company or the Company Subsidiaries; or (o) any fact, circumstance, effect, change, event or development that results from any shutdown or suspension of operations at any power plant from which the Company or any Company Subsidiary obtains electricity or facilities from which the Company or any Company Subsidiary obtains natural gas; provided, however, that any fact, circumstance, effect, change, event or development set forth in clauses (a), (b), (c), (d), (g), (i), (j) and (n)(iii) above may be taken into account in determining whether a Company Material Adverse Effect has occurred solely to the extent such fact, circumstance, effect, change, event or development has a materially disproportionate adverse effect on the Company and the Company Subsidiaries, taken as a whole, as compared to other entities (if any) engaged in the relevant business in the geographic area affected by such fact, circumstance, effect, change, event or development (in which case, only the incremental disproportionate impact may be taken into account in determining whether there has been, or would be, a Company Material Adverse Effect, to the extent such change is not otherwise excluded from being taken into account by clauses (a)—(o) of this definition).

“Company Personnel” means any current or former director, officer or employee of the Company or any Company Subsidiary.

“Contract” means any written or oral contract, lease, license, evidence of indebtedness, mortgage, indenture, purchase order, binding bid, letter of credit, security agreement, undertaking or other agreement that is legally binding.

“Director Stock Unit” means a common stock unit granted under the Director Stock Unit Plan.

“Director Stock Unit Plan” means The Empire District Electric Company Stock Unit Plan for Directors.

“Disclosure Letters” means, collectively, the Company Disclosure Letter and the Parent Disclosure Letter.

“DPA” means the Defense Production Act of 1950, as amended.

“Employee Stock Purchase Plan” means The Empire District Electric Company Employee Stock Purchase Plan.

“Environmental Claim” means any Claim against the Company or any Company Subsidiary asserted by any Person alleging liability (including liability for investigatory costs, cleanup costs, natural resources damages, property damages, personal injuries, or penalties) or responsibility arising out of, based on or resulting from (a) the presence or Release of, or exposure to, any Hazardous Materials at any location, or (b) any violation or alleged violation of Environmental Law or any Environmental Permit.

“Environmental Laws” means all applicable Laws relating to pollution, protection of, or damage to, the environment (including ambient air, surface water, groundwater, land surface, subsurface and sediments), natural resources climate change or human health and safety as it relates to the exposure to Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Financing Failure” means a refusal, for any reason, of the Financing Parties to provide the Financing in full or any other failure, for any reason, of the Financing to be provided in full, in each case, pursuant to, and in accordance with the terms and conditions of, the Debt Letters (or if definitive agreements relating to the Financing have been entered into, pursuant to such agreements).

“Good Utility Practice” means (a) any of the practices, methods and acts engaged in or approved by a significant portion of the electric generating, transmission or distribution industries or the industry or natural gas distribution, production or transmission industries, as applicable, during the relevant time period or (b) any of the practices, methods or acts that, in the exercise of reasonable judgment in light of the facts known at the time the decision was made, could have been expected to accomplish the desired result at a reasonable cost consistent with good business practices, reliability, safety and expedition; provided that Good Utility Practice is not intended to be limited to optimum practices, methods or acts to the exclusion of all others but rather to be acceptable practices, methods or acts generally accepted in the geographic location of the performance of such practice, method or act.

“Governmental Entity” means any U.S. or foreign federal, state, provincial or local governmental authority, court, government or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing, including any governmental, quasi-governmental or nongovernmental body administering, regulating, or having general oversight over gas, electricity, power, water, telecommunications, or similar commodity- or service-related markets, or any court, arbitrator, arbitration panel or similar judicial body.

“Guarantor” means Algonquin Power & Utilities Corp., a corporation organized under the laws of Canada.

“Hazardous Materials” means (a) petroleum, coal tar and other hydrocarbons and any derivatives or by-products, explosive or radioactive materials or wastes, asbestos in any form and polychlorinated biphenyls and (b) any other chemical, material, substance or waste that is regulated as a pollutant, a contaminant, hazardous or toxic under any Environmental Law.

“Indebtedness” means, with respect to any Person, without duplication, (a) all obligations of such Person for borrowed money (other than intercompany indebtedness), (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person evidenced by letters of credit, bankers’ acceptances or similar facilities to the extent drawn upon by the counterparty thereto, (d) all capitalized lease obligations of such Person and (d) all guarantees or other assumptions of liability for any of the foregoing.

“Intellectual Property” means all intellectual property and industrial property rights of any kind or nature, including all U.S. and foreign trademarks, service marks, service names, internet domain names, trade dress and trade names, and all goodwill associated therewith and symbolized thereby, patents and all related continuations, continuations-in-part, divisionals, reissues, reexaminations, substitutions, and extensions thereof, trade secrets, registered and unregistered copyrights and works of authorship, proprietary rights in databases to the extent recognized in any given jurisdiction, and registrations and applications for registration of any of the foregoing.

“Judgment” means a judgment, order, decree, ruling, writ, assessment or arbitration award of a Governmental Entity of competent jurisdiction.

“Knowledge” of any Person that is not an individual means, with respect to any matter in question, the actual knowledge of such Person’s executive officers.

“Law” means any domestic or foreign, federal, state, provincial or local statute, law, ordinance, rule, binding administrative interpretation, regulation, order, writ, injunction, directive, judgment, decree or other requirement of any Governmental Entity, including the rules and regulations of the NYSE, the FERC, the FCC and the State Commissions.

“Liberty Utilities” means Liberty Utilities Co., a Delaware corporation, or any successor thereto as the U.S. holding company for the U.S. electric, natural gas and water distribution utility Affiliates of Parent.

“Merger Consideration” means Thirty-Four United States Dollars ($34.00) in cash.

“NYSE” means the New York Stock Exchange.

“Organizational Documents” means any corporate, partnership or limited liability organizational documents, including certificates or articles of incorporation, bylaws, certificates of formation, operating agreements (including limited liability company agreement and agreements of limited partnership), certificates of limited partnership, partnership agreements, shareholder agreements and certificates of existence, as applicable.

“Parent Material Adverse Effect” means any fact, circumstance, effect, change, event or development that has or would reasonably be expected to have a material and adverse effect on the ability of Parent or Merger Sub to consummate, or that would reasonably be expected to prevent or materially impede, interfere with or delay Parent or Merger Sub’s consummation of, the transactions contemplated by this Agreement.

“Performance-Based Restricted Stock Award” means an award of performance-based restricted shares under either of the Stock Incentive Plans.

“Permit” means a franchise, license, permit, authorization, variance, exemption, order, registration, clearance or approval of a Governmental Entity.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment (including ambient air, surface water, groundwater, land surface, subsurface and sediments).

“State Commissions” means the Arkansas Public Service Commission, the Kansas Corporation Commission, the Missouri Public Service Commission and the Oklahoma Corporation Commission.

“Stock Incentive Plans” means, collectively, The Empire District Electric Company 2015 Stock Incentive Plan and The Empire District Electric Company 2006 Stock Incentive Plan.

“Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, more than 50% of the equity interests of which) is owned directly or indirectly by such first Person.

“Tax Return” means all Tax returns, declarations, statements, reports, schedules, forms and information returns and any amended Tax return relating to Taxes.

“Taxes” means all taxes, customs, tariffs, imposts, levies, duties, fees or other like assessments or charges of a similar nature imposed by a Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts.

“Time-Vested Restricted Stock Award” means an award of time-vested restricted shares under either of the Stock Incentive Plans.

Section 1.02 Other Defined Terms.  In addition to the defined terms set forth in Section 1.01 of this Exhibit A, each of the following capitalized terms has the respective meaning specified in the Section set forth opposite such term below:

Term	Section
Agreement	Preamble
Balance Sheet Date	3.06(b)
Bankruptcy and Equity Exceptions	3.04
Book-Entry Shares	2.02(b)(i)
Burdensome Effect	6.03(c)
Certificate	2.02(b)(i)
Certificate of Merger	1.02
Closing	1.03
Closing Date	1.03
Commitment Letter	4.06
Company	Preamble
Company Acquisition Agreement	5.03(b)
Company Adverse Recommendation Change	5.03(b)
Company Articles	3.01
Company Board	Recitals
Company Board Recommendation	3.04
Company Bylaws	3.01
Company Common Stock	2.01(a)(i)
Company Disclosure Letter	Article III
Company DRIP	5.01(a)(iv)
Company Employee	6.10(a)
Company Financial Advisor	3.20
Company Financial Statements	3.06(a)
Company Indemnified Parties	6.09(a)
Company Intervening Event	5.03(f)(iii)
Company Projections	3.22
Company Reports	3.06(a)
Company Required Consents	3.05(a)
Company Required Statutory Approvals	3.05(b)(iv)
Company Shareholder Approval	3.04
Company Shareholders Meeting	3.04
Company Subsidiaries	3.01
Company Takeover Proposal	5.03(f)(i)
Company Termination Fee	8.02(b)(ii)
Company Union Contracts	3.10
Company Voting Debt	3.03(b)
Confidentiality Agreement	6.02(b)
Consent	3.05(b)
Continuation Period	6.10(a)
Controlled Group Liability	3.09(d)
Debt Letters	4.06

Demand	2.02(i)
DFS Provisions	9.07
Dissenting Stockholders	2.01(a)(i)(y)
Effective Time	1.02
End Date	8.01(b)(i)
Environmental Permits	3.14(a)(ii)
Equity Securities	3.03(b)
Exchange Act	3.05(b)(i)
Excluded Share(s)	2.01(a)(i)(y)
Failed Condition	6.14(a)
FCC	3.05(b)(iv)
FERC	3.05(b)(iv)
Filed Company Contract	3.15(a)
Filing	3.05(b)
Final Order	7.01(b)
Financing	4.06
Financing Parties	5.04(b)
Financing Source Parties	9.07
FPA	3.05(b)(iv)
GAAP	3.06(a)
GCC	1.01
Guarantee	4.11
HSR Act	3.05(b)(ii)
Insurance Policies	3.18
IRS	3.09(b)
Legal Restraint	7.01(c)
Liens	3.02
Maximum Amount	6.09(c)
Merger	1.01
Merger Sub	Preamble
Parent	Preamble
Parent Disclosure Letter	Article IV
Parent Required Consents	4.03(a)
Parent Required Statutory Approvals	4.03(b)(ii)
Parent Termination Fee	8.02(b)(i)
Parties	Preamble
Paying Agent	2.02(a)
Payment Fund	2.02(a)
Performance-Based Restricted Stock Consideration	2.03(b)
Preference Stock	3.03(a)(ii)
Preferred Stock	3.03(a)(iii)
Proceedings	5.02
Proxy Statement	6.01(a)
PUHCA 2005	4.10
Recommendation Change Notice	5.03(c)
Redacted Fee Letter	4.06
Representatives	5.03(a)
Required Consents	4.03(a)
Required Statutory Approvals	4.03(b)(ii)
SEC	3.05(b)(i)

Securities Act	3.05(b)(i)
Substitute Financing	5.04(f)
Superior Company Proposal	5.03(f)(ii)
Surviving Corporation	1.01
Takeover Statute	3.13
Time-Vested Restricted Stock Consideration	2.03(a)
Transaction Litigation	6.04
Utility Subsidiaries	3.19(a)
Willful Breach	8.02(e)